As filed with the Securities and Exchange Commission on April 2, 2009

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

ROOMSTORE, INC.

(Exact name of registrant as specified in its charter)

Virginia	5712	54-1832498
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer ID Number)

12501 Patterson Avenue

Richmond, Virginia 23238

(804) 784-7600

(Address, including zip code, and telephone number, including area code of registrant’s principal executive offices)

Brian D. Bertonneau, Esq.

RoomStore, Inc.

12501 Patterson Avenue

Richmond, Virginia 23238

(804) 784-7643

(Name, address, including zip code and telephone number,

including area code, of agent for service)

Copies to:

Christopher J. Lange, Esq.

Scott H. Richter, Esq.

LeClairRyan, A Professional Corporation

Riverfront Plaza, East Tower

951 East Byrd Street

Richmond, Virginia 23219

(804) 783-2003

Approximate date of commencement of proposed sale of the common stock to the public: From time to time after this Registration Statement becomes effective.

If any of the securities being registered on this Form are being offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box:  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer,” and “smaller reporting company” in Rule 12b-2 of the Exchange Act:

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒	Smaller reporting company ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered(1)(2)	Proposed Maximum Offering Price per Share (3)	Proposed Maximum Aggregate Offering Price (3)	Amount of Registration Fee
Common Stock, $0.01 par value	7,006,520	$4.66	$32,650,383	$1,822.00

(1)	This registration statement relates to the distribution by the distributing stockholder identified herein of up to 7,006,520 shares of common stock, par value $0.01 per share, of the registrant that were issued to the distributing stockholder in connection with the approved bankruptcy plan for HMY RoomStore, Inc. (renamed RoomStore, Inc.).

(2)	Pursuant to Rule 416(a) promulgated under the Securities Act of 1933, this registration statement also registers such additional shares of the registrant’s common stock as may become issuable with respect to the shares being registered hereunder as a result of stock splits, stock dividends or similar transactions.

(3)	Estimated solely for the purpose of determining the registration fee pursuant to Rule 457 promulgated under the Securities Act of 1933, based upon the book value of the common stock as of November 30, 2008.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further Amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said section 8(a), may determine.

The information contained in this prospectus is not complete and may be changed. The distributing stockholder may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities, and it is not soliciting an offer to buy these securities, in any state or jurisdiction where the offer or sale is not permitted.

Subject to Completion, dated April 2, 2009

PROSPECTUS

DISTRIBUTION OF

7,006,520 SHARES OF COMMON STOCK

TO BENEFICIARIES OF THE HEILIG-MEYERS LIQUIDATION TRUST

This prospectus covers the distribution of 7,006,520 shares of our common stock by the Heilig-Meyers Liquidation Trust to its beneficiaries. The distributing stockholder received these shares of our common stock as part of the liquidation and reorganization of our former parent company, Heilig-Meyers Company, Inc. We are registering the common stock offered under this prospectus to satisfy certain registration rights of the distributing stockholder. We have agreed to bear all expenses of registration of our common stock offered by this prospectus.

We are not, and none of our directors or executive officers of RoomStore is, selling stock in this offering, and neither they nor we will receive any proceeds from the sale of the stock.

Our common stock is not listed on any national securities exchange and is not traded on any over-the-counter market.

Investing in our common stock involves risks. See “Risk Factors” beginning on page 5 for a description of the risks that you should carefully consider before you purchase any shares of our common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is                     , 2009

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission.

In this prospectus “RoomStore,” “we,” “us,” “our” and the “company” refer to RoomStore, Inc., a Virginia corporation, unless the context otherwise requires.

We own or have rights to use trademarks, trade names and service marks that we use in conjunction with the operation of our business, including, but not limited to: “RoomStore,” “RoomStore Furniture,” “KidStore,” “RoomStore World” (pending) and “Bargain Depot.” Designations of trademarks, service marks and registrations thereof have been omitted from the text of this prospectus.

You should rely only on the information contained in this prospectus and any supplement to this prospectus. We have not authorized any other person to provide you with different or additional information. If anyone provides you with different or additional information, you should not rely on it. This prospectus and any supplement is not an offer to sell these securities in any jurisdiction where an offer or sale is not permitted. You should assume that the information appearing in this prospectus and any supplement is accurate as of its date only. Our business, financial condition, results of operations, and prospects may have changed since that date.

i

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. This summary is not complete and may not contain all of the information that you should consider before investing in our common stock.

Our Business

We are principally engaged in the retail sale of furniture, bedding and home decorating accessories. RoomStore currently operates 63 regular stores and 6 outlet stores, which are located in eight states. We also sell furniture over the internet, and have partnered with “Furniture.com” to grow this portion of our business. RoomStore is a partial owner of a foreign sourcing company through which we purchase furniture and accessories for our retail business. In December 2008, RoomStore acquired a chain of mattress stores.

Our mission is to be the best performing furniture retailer in the markets we serve by providing excellent value to our customers. We strive to offer value to our customers by providing moderately priced, good quality and fashionable furniture and accessories. We tend to offer consistently low prices and attempt to avoid marking up prices on furniture only to mark them down again as if they were on sale. We will offer discounts for cash purchases and various third-party finance plans in order to attract more customers to our stores. While much of the furniture we display is arranged in coordinated room groups, and there are price savings for purchasing the entire room group, we also sell all of our furniture and accessories by the piece.

We direct our marketing efforts towards a wide breadth of middle income customers. Typically, our best customers are younger families with children at home who have recently relocated to a new or larger home and are in need of new furniture. Historically, our highest performing stores are either located in areas with new housing growth or in markets where there is high housing turnover (such as cities with large military bases).

We are among the top 30 furniture retailers in the United States, based on 2008 fiscal year annual revenues. RoomStore operates under the trade names “RoomStore Furniture,” “RoomStore World” and “Bargain Depot.” We are also the majority owner of Mattress Discounters Group, LLC, which operates under the name “Mattress Discounters.”

Our Company

We were originally incorporated in Virginia in May 1996, under the name of HMY RoomStore, Inc., as a subsidiary of Heilig-Meyers Company, Inc. On August 16, 2000, Heilig-Meyers Company and six subsidiaries (including RoomStore) each filed for bankruptcy under Chapter 11 of the U.S. Bankruptcy Code. Soon thereafter, the seven bankruptcy cases were consolidated for administrative purposes and a common creditors’ committee was appointed for the cases. At the time of the bankruptcy filing, RoomStore had approximately 50 stores, and Heilig-Meyers had approximately 900 stores.

Heilig-Meyers initially decided to close approximately one-third of its stores; another one-third were selected for closure in January 2001. In April 2001, the creditors’ committee decided to close all remaining Heilig-Meyers furniture stores and work towards a plan that would reorganize RoomStore and allow it to emerge from bankruptcy. Heilig-Meyers and RoomStore shared various operations, accounting personnel and computer systems and so many operational and procedural changes were needed to operate RoomStore on a stand-alone basis. The bankruptcy proceedings were prolonged by litigation between Heilig-Meyers Company and its former banks and lenders. During the bankruptcy proceedings, RoomStore operated as a debtor-in-possession and improved its operations and increased its profitability during that time.

In September 2004, Heilig-Meyers Company, along with its subsidiaries and the creditors’ committee with respect to the bankruptcy, filed a joint plan of reorganization for all of the entities that had filed for bankruptcy. This plan was subsequently withdrawn and a RoomStore only plan of reorganization was then filed in February 2005. After further discussions and revisions, in March 2005, the creditors committee and RoomStore filed an amended and joint plan of reorganization with the bankruptcy court. The plan was approved by the court on March 10, 2005. On May 25, 2005, we were renamed “RoomStore, Inc.” and on June 1, 2005, we emerged from bankruptcy protection as an independent company.

We are a Virginia corporation, with our principal executive offices located at 12501 Patterson Avenue, Richmond, Virginia 23238. Our telephone number is (804) 784-7600. Our web address is www.roomstore.com. Information contained in our web site is not incorporated by reference into this prospectus, and you should not consider information in our web site as part of this prospectus.

The Offering

Common stock offered by the distributing stockholder	7,006,520 shares of common stock, which are subject to a registration rights agreement. See “Plan of Distribution” on page 11.

Shares of common stock outstanding after this offering	9,770,414 shares, not including 1,567,034 shares of common stock issuable upon the exercise of vested outstanding stock options.

Use of proceeds	Neither we nor the distributing stockholder will receive any of the proceeds from the distribution of shares of our common stock contemplated hereby.

Dividend policy	We currently do not anticipate paying any cash dividends after the distribution contemplated hereby and for the foreseeable future. See “Dividend Policy” on page 11.

Risk factors	Investing in our common stock involves investment risks. You should carefully review the information contained under “Risk Factors” beginning on page 5 before deciding to purchase shares of our common stock.

Fresh Start Accounting

RoomStore accounted for the reorganization by using the principles of fresh start accounting, as required by Statement of Position 90-7, Financial Reporting by Entities in Reorganization Under Bankruptcy Code (“SOP 90-7”). We were required to adopt fresh start accounting because the holders of the existing voting shares immediately prior to filing and conformation of the bankruptcy plan received less than 50% of the voting shares of the emerging entity and its reorganization value was less than the total of its post-petition liabilities and allowed claims. Under the principles of fresh start accounting, RoomStore’s total assets were recorded at their assumed reorganization value, with the reorganization value allocated to identifiable tangible and intangible assets on the basis of their estimated fair value.

The excess reorganization value not attributable to specific tangible or identified intangible assets was recorded as goodwill in accordance with SOP 90-7 and Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets. The reorganization value took into account an experienced management team, a recognized business concept and strong vendor relationships. As this strategic position is not contractually or legally based, the value is reflected in goodwill.

As a result of the implementation of fresh start accounting, the financial statements of the company after our emergence from bankruptcy are not comparable to the financial statements that pre-date the August 2000 bankruptcy filing or the June 1, 2005 reorganization.

Summary Financial Data

The following summary sets forth selected financial data for the periods and at the dates indicated. The financial data has been derived from our audited financial statements for each of the fiscal years ended February 29, 2008 and February 28, 2007, and for the nine month period after we emerged from bankruptcy (June 1, 2005 to February 28, 2006). The table also includes financial data at and for the nine month periods ended November 30, 2008 and 2007. The information set forth below should be read in conjunction with, and is qualified in its entirety by reference to, our financial statements beginning on page F-1 of this prospectus.

Statement of Operations Data

(In thousands, except share amounts)

	Nine Months Ended		Year Ended		Nine Months Ended
	11/30/2008	11/30/2007	2/29/2008	2/28/2007	2/28/2006
	(Unaudited)
Sales	$245,754	$281,168	$368,872	$378,165	$279,735
Cost of sales	143,294	160,233	210,794	220,166	160,486
Gross profit	102,460	120,935	158,078	157,999	119,249
Selling, general and administrative expenses	111,785	118,969	156,941	157,594	114,714
Impairment of goodwill	5,543	—	—	—	—
Other income (expense), net	(216)	297	521	307	366
Income (loss) before taxes	(15,084)	2,263	1,658	712	4,901
Net income (loss)	(11,280)	1,364	759	703	3,090
Net income (loss) per diluted share	(1.15)	0.14	0.08	0.07	0.31
Weighted average number of diluted shares outstanding	9,770,414	9,911,627	9,902,591	9,887,464	9,835,000

Balance Sheet Data

(In thousands)

	11/30/08	02/29/08	02/28/07	02/28/06
	(Unaudited)
Cash and cash equivalents	$498	$2,677	$5,612	$6,293
Total current assets	63,267	65,496	64,233	65,071
Property and equipment, net	32,760	32,709	29,914	24,496
Goodwill and other assets	2,370	7,673	7,339	9,106
Total assets	98,397	105,878	101,486	98,673
Total liabilities	58,428	54,629	51,389	51,870
Total stockholders’ equity	39,969	51,249	50,097	46,803

RISK FACTORS

An investment in our common stock is speculative and involves risks. You should carefully consider the risks and uncertainties described below, and all other information included in this prospectus, before you decided whether to purchase shares of our common stock. Any of the following risks could materially affect our business, financial condition or operating results, and could negatively affect the value of our common stock.

Risks Related to Our Business

We face a difficult current retail environment and changing economic conditions that may further adversely affect consumer demand and spending, and as a result, adversely affect our financial condition.

Historically, the home furnishings industry has been subject to cyclical variations in the general economy and to uncertainty regarding future economic prospects. Such uncertainty, as well as other variations in global economic conditions such as consumer confidence, rising fuel costs and slowing housing starts, may continue to cause inconsistent and unpredictable consumer spending habits. Many industry analysts believe the current home furnishings environment is as difficult as the industry has ever experienced. Should consumer demand for home furnishings continue at these current low levels for an extended period of time or further deteriorate, it will be difficult to achieve our financial goals and plans.

Although our operations have been profitable on an annual basis through February 29, 2008 since we emerged from bankruptcy in June 2005, we will not be profitable in our current fiscal year, and there is no assurance that we will ever achieve profitability again.

When we emerged from bankruptcy on June 1, 2005, we were profitable and nearly debt-free. Although we have been profitable for our fiscal periods ended February 28, 2006, February 28, 2007 and February 29, 2008, we have been borrowing under our credit facility and loan agreement with Bank of America to fund operations and we will not be profitable during the current fiscal year (ending February 28, 2009) and were not profitable for the nine months ended November 30, 2008. If our sales continue to decline or our costs increase significantly, then there is no assurance of profitability in the future.

Because the home furnishings industry is highly competitive, we are limited in our ability to adjust our product prices in order to achieve greater profitability.

In most of the markets in which we operate, there are many other home furnishings companies, big box retailers and national department stores, which offer products similar to the ones we sell, and at similar pricing. High levels of competition require us to spend significant funds on advertising and marketing, and also restricts our ability to increase prices to cover our rising costs.

Failure to adequately anticipate or respond to changes in consumer tastes and trends in a timely manner could adversely impact our business, operating results and financial condition.

As with all retailers, our business is susceptible to changes in consumer tastes and trends. We attempt to monitor changes in consumer tastes and home design trends through attendance at international industry events and fashion shows, internal marketing research and communication with our vendors. However, such tastes and trends can change rapidly and any delay or failure to anticipate or respond to changing consumer tastes and trends in a timely manner could adversely impact our business, operating results and financial condition.

Our long-term viability depends on finding suitable and affordable locations for both new stores and replacement stores.

We currently lease 67 of our 69 store locations. The remaining terms on the leases range from less than one year to over 15 years. As leases expire, we evaluate whether to stay in the location or move to a better location. But finding good and affordable locations for both replacement stores and new stores can be very difficult in many of our markets. If we cannot find new locations at affordable rents, then we may not be able to meet our growth targets.

Our available cash flows may be inadequate to fund new store construction and existing store renovations.

We prefer to use cash from current operations to fund new store construction and existing store renovations, rather than borrowing on our credit facility. Should our cash flows diminish, then we will be unable to fund some of our future construction and renovations projects unless we borrow money. If we do borrow money, then we will incur additional interest expenses and borrowing fees.

Our loan agreement with Bank of America contains certain conditions that are triggered with our borrowings exceed a specified level. If these conditions are triggered, it may become more difficult to operate our business.

We have a $35 million revolving credit facility with Bank of America. Our borrowing availability under this facility fluctuates, based on specified adjustments, but is generally in the range of $28 to $30 million. If our actual borrowings exceed a certain amount, then Bank of America will impose a number of conditions which would limit our independence and require the bank’s consent for certain operating decisions

As of November 30, 2008, we had approximately $10.3 million in outstanding borrowings under the Bank of America credit facility. The agreement under which this indebtedness was incurred may limit or restrict, among other things, our ability to (i) incur additional indebtedness, (ii) pay dividends or make other payments, (iii) consummate future asset sales or acquisitions, (iv) enter into future transactions with affiliates, or (v) merge, consolidate or sell, assign, transfer, lease, convey, or otherwise dispose of all or substantially all of our assets.

We may not be able to generate sufficient cash to service all of our indebtedness and may be forced to take other actions to satisfy our obligations to Bank of America.

Our ability to repay our debt depends on our financial and operating performance, which is subject to prevailing economic and competitive conditions, and to certain financial, business and other conditions beyond our control. We cannot assure that we will maintain a level of cash from operating activities sufficient to permit us to pay the principal and interest on our indebtedness. If our cash flows are insufficient to fund our debt repayment obligations, then we may be forced to reduce or delay capital expenditures, sell assets or operations, or seek additional capital. We cannot assure that we would be able to take any of these actions, that these actions would be successful and sufficient to meet our debt repayment obligations, or that these actions would be permitted under our loan agreements with Bank of America.

We import from foreign countries over 55% of the merchandise that we sell, either directly or though U.S. companies, and changes in those countries may affect our operations.

Social and regulatory changes in various countries which produce the furniture that we purchase, along with possible increases in tariffs and taxes, could significantly increase the cost of such furniture. If we cannot increase our prices to cover these cost increases, then our profits will be negatively affected.

A rise in oil and gas prices could adversely affect our gross profits.

Increased oil and gas prices are directly contributing to increases in our distribution and delivery costs, and are also contributing to price increases on the products we purchase. If we cannot increase our selling prices and/or delivery fees to cover these cost increases, then our profits will be adversely affected.

Our business operations depend on good relations with our employees.

Currently, none of our facilities are unionized or subject to any collective bargaining agreements. We believe that we have good relations with our employees, and that these good relations contribute to the success of our operations. But there are no assurances that a union will not attempt to organize one or more of our facilities in the future.

We are dependent on key personnel, and the loss of any executive officer may affect our operations.

We are currently dependent on the ability and experience of our executive officers and there can be no assurance that we will be able to retain all of these officers. The loss of one or more of our executive officers, or the failure of any of them to perform management functions in the manner anticipated by our board of directors, could have a material adverse impact on our operations. Our success depends upon our board’s ability to attract and retain quality personnel, including these individuals.

We have stores and warehouses located in areas subject to weather-related events.

We have several stores and distribution centers which are located in areas where hurricanes have struck and caused damage in the past. Should a hurricane cause significant damage to one or more of our locations, then our sales and/or our distribution and delivery operations could be negatively affected.

Risks Related to Our Stock

Our stock has not been listed on any public exchange, and no prediction can be made as to when, if ever, a public market for our common stock would develop.

To date, there has been no public market for our common stock. No prediction can be made as to when, if ever, a public market for our common stock will develop. There is no liquidity for shares distributed in this offering and investors may have difficulty in selling any shares acquired in the offering at prices they want. If a public market for the common stock does develop at a future time, sales of shares by stockholders of substantial amounts of our common stock in the public market could reduce the prevailing market price and could impair our future ability to raise capital through the sale of additional equity securities.

We have not paid, and do not expect to pay in the future, cash dividends on our common stock.

We have never paid cash dividends on our common stock and do not anticipate paying any such dividends in the foreseeable future. We currently intend to retain our earnings, if any, for the development of our business.

Penny stock regulations under U.S. federal securities laws may adversely affect the ability of investors to resell their shares.

We anticipate that our common stock will be subject to the penny stock rules under the Securities Exchange Act of 1934. These rules regulate broker-dealer practices for transactions in “penny stocks.” Penny stocks are generally equity securities with a price of less than $5.00 per share. The penny stock rules require broker-dealers that derive more than five percent of their customer transaction revenues from transactions in penny stocks to deliver a standardized risk disclosure document that provides information about penny stocks, and the nature and level of risks in the penny stock market, to any non-institutional customer to whom the broker-dealer recommends a penny stock transaction. The broker-dealer must also provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson and monthly account statements showing the market value of each penny stock held in the customer’s account. The bid and offer quotations and the broker-dealer and salesperson compensation information must be given to the customer orally or in writing prior to completing the transaction and must be given to the customer in writing before or with the customer’s confirmation. In addition, the penny stock rules require that prior to a transaction, the broker and/or dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser’s written agreement to the transaction. The transaction costs associated with penny stocks are high, reducing the number of broker-dealers who may be willing to engage in the trading of our shares. These additional penny stock disclosure requirements are burdensome and may reduce all the trading activity in the market for our common stock. As long as the common stock is subject to the penny stock rules, holders of our common stock may find it more difficult to sell their shares.

We may be exposed to potential risks resulting from requirements under Section 404 of the Sarbanes-Oxley Act of 2002.

Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002 (“Section 404”), depending on the effective date of this registration statement, we could be required to include in our annual report our assessment of the effectiveness of our internal control over financial reporting as of the end of fiscal 2010. Furthermore, our independent registered public accounting firm could report on whether it believes we have maintained, in all material respects, effective internal control over financial reporting as of February 28, 2010. We have not yet begun our assessment of the effectiveness of our internal control over financial reporting pursuant to Section 404 and expect to incur additional expenses and diversion of management’s time as a result of performing the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements. Further, implementing any appropriate changes to our internal controls may distract our officers and employees, entail substantial costs to modify our existing processes and take a significant amount of time to complete. Also, during the course of our testing, we may identify other deficiencies that we may not be able to remediate in time to meet the deadline imposed by the Sarbanes-Oxley Act for compliance with the requirements of Section 404. In addition, if we fail to achieve and maintain the adequacy of our internal controls, as such standards are modified, supplemented or amended from time to time, we may not be able to ensure that we can conclude on an ongoing basis that we have effective internal controls over financial reporting in accordance with Section 404. Moreover, effective internal controls, particularly those related to revenue recognition, are necessary for us to produce reliable financial reports and are important to help prevent financial fraud. If we cannot provide reliable financial reports or prevent fraud, our business and operating results could be harmed, investors could lose confidence in our reported financial information, and the trading price of our common stock, if a market ever develops, could drop significantly.

Provisions of Virginia law and our Articles of Incorporation and Bylaws may discourage the acquisition of our company by a third party.

Certain provisions of our Articles of Incorporation and Bylaws could make a merger, tender offer or proxy contest involving the company more difficult, even in instances where stockholders may deem the proposed transaction to be beneficial to their interests. One provision in our Articles, among others, provides that a plan of merger, share exchange, sale of all or substantially all of our assets, or similar transaction must be approved by the affirmative vote of the holders of more than two-thirds of our outstanding shares if the transaction was not approved and recommended by the affirmative vote of at least two-thirds of the directors in office. There are also provisions that limit the ability of stockholders to call a special meeting. In addition, certain provisions of Virginia law may also have the effect of discouraging or prohibiting a future takeover attempt. To the extent that these provisions discourage or prevent takeover attempts, they may influence the price at which holders may be able to sell our common stock.

FORWARD-LOOKING STATEMENTS

This prospectus contains statements that constitute “forward-looking statements” as defined by federal securities laws. Those statements appear in a number of places and may include, but are not limited to, statements regarding our intent, belief or current expectations or those of our management with respect to (i) our strategic plans; (ii) trends in the demand for our products; (iii) trends in the industries that consume our products; (iv) our ability to develop new products; and (v) our ability to make capital expenditures and finance operations. You are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties. Actual results may differ materially from those in the forward-looking statements as a result of various factors, many of which are beyond our control.

In addition, we have based these forward-looking statements on our current expectations and projections about future events. Although we believe that the assumptions on which the forward-looking statements are based are reasonable, any of those assumptions could prove to be inaccurate. As a result, the forward-looking statements based upon those assumptions also could be incorrect.

We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

USE OF PROCEEDS

Neither we nor the distributing stockholder will receive any proceeds from the distribution of the shares of our common stock contemplated hereby.

MARKET FOR COMMON STOCK

Market Information

There is currently no established public trading market in our common stock. The common stock is not listed on any securities exchange or on the OTC Bulletin Board, and there are no market makers for our common stock known to the company. In addition, we are not aware of any trading transactions that have occurred between private parties since our common stock was issued.

We do not intend to apply for listing our common stock on any securities exchange or any other market for the foreseeable future. Accordingly, no prediction can be made as to when, if ever, a public market for our common stock will develop.

Historical Information on Our Common Stock

The approved bankruptcy plan for HMY RoomStore, Inc. (renamed as RoomStore, Inc. on May 25, 2005) directed us to issue up to 9,835,000 shares of our common stock to former creditors of RoomStore, Inc. and its former parent company, Heilig-Meyers Company, Inc. The shares were to be distributed based on a mathematical formula, but no fractional shares were to be issued. The shares were initially issued on June 1, 2005 to an Unsecured Claims Reserve for future distribution in accordance with the bankruptcy plan. In late November 2006, we issued 9,834,635 shares of our common stock to 731 stockholders.

Of the original 731 stockholders, the largest by far was, and is, the Heilig-Meyers Liquidation Trust, which held, and still holds, 7,006,520 shares in trust for the beneficiaries of the Trust, who were former creditors of Heilig-Meyers Company. The other 730 stockholders were former creditors of HMY RoomStore, Inc., and they each received pro-rata stock distributions in accordance with the approved bankruptcy plan.

In December 2006, we made a voluntary offer to repurchase shares from stockholders owning less than 1,000 shares. The offer was made at $4.25 per share. Ultimately, 92 stockholders accepted this offer and we repurchased 23,053 shares.

In March 2007, we implemented a reverse/forward stock split, which had the effect of “cashing out” all stockholders holding less than 500 shares. Ultimately, 358 stockholders holding a cumulative total of 41,168 shares were “cashed out” at a price of $4.25 per share.

As of December 31, 2008, RoomStore had 280 stockholders holding a cumulative total of 9,770,414 shares.

DIVIDEND POLICY

We have not paid cash dividends on our common stock, and do not expect to pay them after the offering and for the foreseeable future. Instead, we anticipate that all of our earnings on our common stock will be used to provide working capital, to support our operations and to finance the growth and development of our business. Any future determination relating to dividend policy will be made at the discretion of our board of directors and will depend on our future earnings, capital requirements, financial condition, future prospects, restrictions in financing agreements, applicable Virginia law and other factors our board of directors deems relevant. The payment of dividends is also restricted by our credit facility and loan agreement with Bank of America, N.A.

CAPITALIZATION

The following table sets forth our capitalization as of November 30, 2008 and as of February 29, 2008:

	November 30, 2008	February 29, 2008
Common stock, $0.01 par value; 20,000,000 shares authorized; 9,770,414 shares issued and outstanding	$98,000	$98,000
Preferred stock, $0.01 par value; 5,000,000 shares authorized, none issued and outstanding	—	—
Additional paid-in capital	46,599,000	46,599,000
Retained earnings (deficit)	(6,728,000)	4,552,000

Total stockholders’ equity	$39,969,000	$51,249,000

DISTRIBUTING STOCKHOLDER

The distributing stockholder is the Heilig-Meyers Liquidation Trust, which holds 7,006,520 shares in trust for the beneficiaries of the Trust, all of which are former creditors of Heilig-Meyers Company, Inc., which was the former parent company of HMY RoomStore, Inc. (renamed as RoomStore, Inc. on May 25, 2005). There are more than 5,000 listed beneficiaries of the Trust.

PLAN OF DISTRIBUTION

On August 16, 2000, Heilig-Meyers Company, Inc. and six subsidiaries (including RoomStore) each filed for bankruptcy under Chapter 11 of the U.S. Bankruptcy Code. In September 2004, Heilig-Meyers Company, along with its subsidiaries and the creditors’ committee with respect to the bankruptcy, filed a joint plan of reorganization for all of the entities that had filed for bankruptcy. This plan was subsequently withdrawn and a RoomStore only plan of reorganization was then filed in February 2005. In March 2005, the creditors’ committee and RoomStore filed an amended and joint plan of reorganization with the bankruptcy court (the Third Amended and Restated Joint Liquidating Plan of Reorganization Proposed by Heilig-Meyers Company, Heilig-Meyers Furniture Company, Heilig-Meyers Furniture Company West, Inc., HMY Star, Inc., and MacSaver Financial Services, Inc., and the Official Committee of Unsecured Creditors). The plan was approved by the court on March 10, 2005 and the court entered an Order of Confirmation of the plan on May 18, 2005. The effective date of the reorganization plan was June 1, 2005.

In connection with the approval of the bankruptcy plan, on June 1, 2005, we entered into a registration rights agreement, which granted certain rights to future holders RoomStore common stock, namely the Heilig-Meyers Liquidation Trust (“Trust”). The Trust was issued 7,006,520 shares of RoomStore common stock on November 15, 2006. Pursuant to the terms of the registration rights agreement, we are obligated to register such shares under the Securities Act of 1933 upon request by the Trust. The Trust may request in writing that we register all or some of the shares subject to registration rights, but no less than 10% of the total shares, by filing a registration statement under the Securities Act. On July 3, 2008, we received a letter from the Trust requesting that we register all shares held by the Trust. See “Management of the Company – Certain Relationships and Related Party Transactions – Registration Rights Agreement.” On November 14, 2008, we sent a letter to the trustee for the Trust, stating that the company’s Board of Directors had determined that there were valid business reasons to delay for 90 days any registration statement with the SEC. We are now working to complete the registration process. The Trust anticipates distributing the stock after the registration process is completed. See, “Fifth Post-Confirmation Status Report of the Heilig-Meyers Liquidation Trust Pursuant to Section 1106(a)(7) of the Bankruptcy Code” which was filed on July 29, 2008 with the United States Bankruptcy Court, Eastern District of Virginia (Richmond Division) (Case No. 00-34533).

We have filed with the Securities and Exchange Commission a registration statement on Form S-1 under the Securities Act with respect to the distribution of our common stock described by this prospectus. After this registration statement is filed with and declared effective by the SEC, the Heilig-Meyers Liquidation Trust plans to distribute the stock to all trust beneficiaries in accordance with the approved bankruptcy plan.

Neither we nor the distributing stockholder will receive any of the proceeds from this distribution of the shares of our common stock. See “Use of Proceeds” above.

SELECTED HISTORICAL FINANCIAL DATA

You should read the following selected financial data in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and the related notes appearing elsewhere in the prospectus.

The statement of operations data for the nine months ended November 30, 2008 and 2007 and the balance sheet as of November 30, 2008 are derived from unaudited interim financial statements appearing elsewhere in this prospectus. The statement of operations data for the years ended February 29, 2008 and February 28, 2007 and the nine months ended February 28, 2006 and the balance sheet data as of February 29, 2008 and February 28, 2007 are derived from audited financial statements appearing elsewhere in this prospectus. The consolidated balance sheet data as of February 28, 2006 are derived from audited financial statements not appearing in this prospectus. The consolidated statements of operations data for the years ended February 28, 2005 and February 29, 2004 and the three months ended May 31, 2005 and the balance sheet data as of February 28, 2005 and February 29, 2004 are derived from the unaudited financial statements of the company when it was part of Heilig-Meyers Company not appearing in this prospectus. The unaudited financial statements include, in the opinion of management, all adjustments that management considers necessary for the fair presentation of the financial information set forth in those statements. The historical results are not necessarily indicative of the results to be expected in any future period. The company applied the principles of fresh start accounting upon emergence from bankruptcy on June 1, 2005 and pre-emergence amounts are not necessarily comparable to future periods.

5-Year Statement of Operations

(In thousands, except share amounts)

	Post-Emergence					Pre-Emergence
	9 Months Ended		Year Ended		9 Months Ended	3 Months Ended	Year Ended
	11/30/08	11/30/07	02/29/08	02/28/07	02/28/06	05/31/05	02/28/05	02/29/04
	(Unaudited)		(Audited)			(Unaudited)
Net sales	$245,754	$281,168	$368,872	$378,165	$279,735	$87,090	$354,250	$352,714
Cost of sales	143,294	160,233	210,794	220,166	160,486	54,215	214,644	213,620

Gross profit	102,460	120,935	158,078	157,999	119,249	32,875	139,606	139,094
Selling, general and administrative expenses	111,785	118,969	156,941	157,594	114,714	33,303	140,859	139,357
Impairment of goodwill	5,543	—	—	—	—	—	—	—

Income (loss) from operations	(14,868)	1,966	1,137	405	4,535	(428)	(1,253)	(263)
Other income (expense), net	(216)	297	521	307	366	155	500	668
Gain on debt extinguishment	—	—	—	—	—	64,442	—	—
Fresh start adjustments	—	—	—	—	—	7,970	—	—

Income (loss) before taxes	(15,084)	2,263	1,658	712	4,901	72,139	(753)	405
Income tax expense (benefit)	(3,804)	899	899	9	1,811	10,578	16	104

Net income (loss)	$(11,280)	$1,364	$759	$703	$3,090	$61,561	$(769)	$301

Basic income (loss) per share	$(1.15)	$0.14	$0.08	$0.07	$0.31
Weighted average number of shares outstanding	9,770,414	9,778,861	9,776,761	9,832,707	9,835,000
Diluted income (loss) per share	$(1.15)	$0.14	$0.08	$0.07	$0.31
Weighted average number of diluted shares outstanding	9,770,414	9,911,627	9,902,591	9,887,464	9,835,000

Note: Shares were issued in conjunction with the Bankruptcy Reorganization and therefore were not present at the Pre-Emergence dates.

5-Year Balance Sheet Data

(In thousands)

	Post-Emergence				Pre-Emergence
	11/30/08	02/29/08	02/28/07	02/28/06	02/28/05	02/29/04
	(Unaudited)	(Audited)			(Unaudited)
Cash and cash equivalents	$498	$2,677	$5,612	$6,293	$802	$1,108
Inventories	50,327	54,698	51,458	51,028	48,472	44,931
Total current assets	63,267	65,496	64,233	65,071	59,556	56,027
Total assets	98,397	105,878	101,486	98,673	84,217	83,364
Total current liabilities	40,499	43,220	39,839	42,257	29,953	34,309
Long-term debt	9,800	2,571	2,638	—	—	—
Total liabilities	58,428	54,629	51,389	51,870	102,065	100,443
Total stockholders’ equity	39,969	51,249	50,097	46,803	(17,848)	(17,079)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion together with the financial statements and the notes thereto included in this prospectus. This discussion contains certain forward-looking statements, which are based on management’s current expectations, estimates and projections about our business.

Overview

We are among the top 30 furniture retailers in the United States, based on annual revenues. We operate 61 regular stores using the trade name “RoomStore Furniture,” two large format stores using the trade name “RoomStore World” and six clearance centers using the trade names of “RoomStore Furniture” or “Bargain Depot.” We are also a 75% owner of Mattress Discounters Group, LLC (“MDG”), which operates 73 Mattress Discounters stores in Maryland, Virginia, Delaware and the District of Columbia. MDG purchased the assets of the bankrupt Mattress Discounters Corporation on December 5, 2008 and therefore the operating results of MDG are not reflected in the historical statements included in this filing but will be included in future filings.

Our mission is to be the best performing furniture retailer in the markets we serve by providing excellent value to our customers. We strive to offer professionally coordinated, quality home furnishings at low prices, and to ensure prompt and professional customer service and delivery.

We conduct our business as one operating segment consisting of the retail sale of home furnishings and accessories through our retail stores and our internet operations.

We focus on several key metrics in managing our operating performance and financial condition including the following: comparable-store sales, sales by merchandise categories; gross profit, operating costs both at the direct store level and the overhead costs associated with distribution, delivery and corporate office level as a percentage of sales; cash flow and total debt to total equity.

Our sales are generated by consumer purchases of home furnishings in our retail stores and on-line via the internet. Typically there is a five to seven day lag between the time of when a customer places an order and when the customer is able to receive delivery. Comparable store or “comp store” sales are comparisons of sales results of stores that have been open at least one year. As a retailer, this performance measure is an indicator of relative customer spending period over period.

Our cost of sales consists primarily of the purchase price of the merchandise together with inbound freight, handling within the distribution centers and transportation costs to the local markets served by our stores. Our gross profit is primarily dependent upon merchandising capabilities, vendor pricing and the mix of products sold. Since early 2006, the company has been direct sourcing merchandise to help improve our margins. This represented approximately 12% and 10% of merchandise purchases in the fiscal years ended February 29, 2008 and February 28, 2007, respectively.

Critical Accounting Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and related disclosures. Actual results may differ from those estimates.

An accounting policy is deemed critical if it requires an accounting estimate to be made based on assumptions about matters that are highly uncertain at the time the estimate is made, and if different estimates that reasonably could have been used or changes in the accounting estimate that are reasonably likely to occur could materially change the financial statements.

We have chosen accounting policies we believe that are appropriate to report accurately and fairly our operating results and financial position and we apply these in a consistent manner. We consider the following policies to be critical in the preparation of our consolidated financial statements.

Inventories

Merchandise inventories are stated at the lower of cost or market as primarily determined by the average cost method. Inventory includes certain buying, holding and distribution costs. Inventories are regularly reviewed for excess quantities and obsolescence based upon historical experience, specific identification of discontinued items, future demand and market conditions and appropriate adjustments are recorded. If actual demand or market conditions are less favorable than expected then additional write-downs would be required.

Goodwill

Upon implementation of fresh start accounting as of June 1, 2005, the company recorded goodwill and therefore is applying provisions of Statement of Financial Accounting Standards (“SFAS”) No. 142, Goodwill and Other Intangible Assets (“SFAS No. 142”). SFAS No. 142 requires that goodwill not be amortized but be tested for impairment on an annual basis, or between annual tests if it is determined that a significant event or change in circumstances warrants such testing. In accordance with the provisions of SFAS No. 142, the company is comprised of one operating unit, and a comparison of the carrying value of the reporting unit to its fair value is required. If the fair value of the reporting unit is less than its carrying value, a comparison of the fair value of the goodwill to its carrying value is required, and goodwill is considered impaired to the extent its carrying value exceeds its fair value.

In FY 2009, due to the current economic recession and the resulting negative effect on retail sales in general, and furniture retail stores in particular, we determined that goodwill had been substantially impaired. Accordingly, a complete write-down of our goodwill ($5.5 million) was recorded in the third quarter of FY 2009. This reduced diluted earnings per share by $0.57 but had no effect on the cash flow of the company.

Self-Insurance

We are self-insured for certain losses related to worker’s compensation, general liability and vehicle claims, and employee health cost claims. Our reserve is developed based on historical claims data and contains an incurred but not reported component. A difference between our estimated and actual experience could result in the need for additional self-insurance expense.

Deferred Revenue

Deferred revenue represents undelivered merchandise sales. This revenue will be recognized when the furniture is delivered to the customer. Warranty fee income is deferred and recognized over the period that the anticipated cost of warranty-required repairs are expected to be incurred based on historical trends in accordance with Financial Accounting Standards Board (“FASB”) Technical Bulletin No. 90-1, Accounting for Separately Priced Extended Warranty and Product Maintenance Contracts. The periods covered under the warranties range from three to five years. Deferred warranty revenue is included in the accrued liabilities line on the balance sheet and totaled $2.5 million and $2.2 million at February 29, 2008 and February 28, 2007, respectively.

Income Taxes

Deferred income taxes are calculated using an asset and liability approach wherein deferred taxes are provided for the tax effects of basis differences for assets and liabilities arising from differing treatments for financial and income tax reporting purposes.

New Accounting Standards

In December 2007, the FASB issued SFAS No. 141(R), Business Combinations (“SFAS No. 141(R)”), which changes how business combinations are accounted for and will impact financial statements both on the acquisition date and in subsequent periods. SFAS 141(R) is effective for the first annual reporting period beginning on or after December 15, 2008 and will be applied prospectively. The impact of adopting SFAS 141(R) will depend on the nature and terms of future acquisitions.

In December 2007, the FASB issued SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements – an amendment of ARB No. 51 (“SFAS No. 160”). SFAS No. 160 changes the accounting and reporting standards for the noncontrolling interests in a subsidiary in consolidated financial statements. SFAS No. 160 recharacterizes minority interests as noncontrolling interests and requires noncontrolling interests to be classified as a component of stockholders equity. SFAS No. 160 is effective for the first annual reporting period beginning on or after December 15, 2008 and requires retroactive adoption of the presentation and disclosure requirements for existing minority interests. The minority interest related to MDG will be recorded in accordance with SFAS 160 starting with the fiscal year beginning on March 1, 2009.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities (“SFAS No. 159”). SFAS No. 159 provides companies with an option to report selected financial assets and liabilities at fair value. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007 with early adoption permitted. The company does not expect the adoption of SFAS No. 159 to have a material impact on its financial statements.

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements (“SFAS No. 157”). SFAS No. 157 defines fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles and expands disclosures about fair value measurements. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, with earlier application encouraged. The FASB has provided a one-year deferral for the implementation for non-financial assets and liabilities. The adoption of SFAS No. 157 on March 1, 2008 did not have a material impact on the company’s financial statements.

In June 2006, the FASB issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109 (“FIN 48”). FIN 48 clarifies the accounting for uncertain tax positions by prescribing a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 is effective for fiscal years beginning after December 15, 2006 with earlier adoption permitted. In connection with the adoption of FIN 48, the company assessed all tax positions and concluded that they are highly certain and therefore the implementation had no impact on the financial statements.

Key Factors Affecting Our Business

Effects of Seasonality

We experience some seasonality in our sales. Generally, the first quarter of our fiscal year is the slowest (March through May). Sales generally increase during the summer months, and then show a more significant increase as we approach late fall and early winter. We believe this is due to customers wanting to redecorate their homes for the fall and winter holidays (i.e., Thanksgiving and Christmas).

Effects of Economic Conditions

Our business is closely tied to the regional housing markets where our stores are located (i.e., sales of new and existing homes). Our best customers are generally buying a new house, trading up from a smaller house to a larger one or relocating to a new community. These events can provide the greatest need for new furniture, as customers are seeking to fill new rooms in a larger house, or perhaps replacing older furniture which was discarded when they left their last house. When housing sales slow down, due to various factors, our sales decrease.

Our business is also generally tied to the United States economy in general. Furniture is a discretionary, “big-ticket” purchase item. Consumers will postpone such purchases when their economic prospects are less certain.

Our business is also affected by global commodity prices for items commonly used to manufacture furniture, such as wood, foam and steel. Over the past several years, prices for these commodities have been increasing due to increased global demand. As a result, furniture manufacturers have been raising prices on the goods they sell to us. Eventually, we are forced to pass along these price increases to our customers.

Effects of Competition

The furniture retail business is highly competitive. Over the past several years, two large furniture retailers have opened new stores in a number of our markets. These store openings have negatively affected our sales, especially in markets where there was no significant “big box” competition previously. We counter this competition in a variety of ways, including renovating our existing stores, moving to better location and opening new stores, and advertising a better value proposition.

Results of Operations

Fiscal Year Ended February 29, 2008 (“FY 08”) Compared to

Fiscal Year Ended February 28, 2007 (“FY 07”)

(In thousands, except share amounts)

	Year Ended February 29, 2008		Year Ended February 28, 2007
	Dollars	% of Net sales	Dollars	% of Net sales
Net sales	$368,872	100.0%	$378,165	100.0%
Cost of sales	210,794	57.1%	220,166	58.2%

Gross profit	158,078	42.9%	157,999	41.8%
Selling, general and administrative	156,941	42.5%	157,594	41.7%

Income from operations	1,137	0.3%	405	0.1%

Interest income	171	0.0%	90	0.0%
Interest expense	(254)	-0.1%	—	0.0%
Other income	604	0.2%	217	0.1%

Total non-operating income	521	0.1%	307	0.1%

Income before income taxes	1,658	0.4%	712	0.2%
Income tax expense	899	0.2%	9	0.0%

Net income	$759	0.2%	$703	0.2%

Net income per diluted share	$0.08		$0.07
Weighted average number of diluted shares outstanding	9,902,591		9,887,464

Net sales for FY 08 were $368.9 million compared to $378.2 million in FY 07, a decrease of $9.3 million, or 2.5%. Comparable store sales for FY 08 were down 5.4%. The decrease in net sales is attributable to (a) the weak retail industry in general, (b) the closing of two older stores, and (c) the delayed opening of a relocated store. In FY 08, we opened one new store. At February 29, 2008, the company had 69 stores compared to 70 at February 28, 2007.

Gross profit for FY 08 was $158.1 million compared to $158.0 million in FY 07. Gross margin percentage increased to 42.9% in FY 08 versus 41.8% in FY 07. Furniture margins increased due primarily to an increase in products directed-sourced from lower cost, Asian manufacturers. Costs for distribution and delivery increased as a percentage of sales, which offset some of the raw furniture margin increases.

Selling, general and administrative costs decreased in total dollars to $156.9 million in FY 08 from $157.6 million in FY 07, but as a percentage of sales increased to 42.5% from 41.7%. This change resulted from not being able to cut the expenses as much as the sales went down for the comparable periods. Cost savings in advertising, employee benefits and payroll were offset by increased occupancy and rent costs. The rent cost increase was due to (a) opening of two new stores, (b) the moving of two distribution centers in Texas, and (c) assuming a new lease in October 2007 for a new store that was not opened until July 2008. Employee benefits expense decreased because of a decrease in stock option compensation expense of $2.1 million for FY08 versus FY07. Stock options to purchase a total of 1,567,034 shares of common stock were granted to certain senior management employees and directors on March 1, 2006 at a weighted average fair value per share of $2.08. The options vested over 2 years, with 1/3 of the shares vesting immediately at grant, 1/3 vesting in the first year and the remainder vesting over two years. The Black-Scholes option pricing model was used to estimate the value of the shares, resulting in stock option expense of $568 and $2,689 in FY 08 and FY 07, respectively.

Interest income increased 90.0% to $171 in FY 08 from $90 in FY 07 as a result of increased interest earned on overnight investments. In FY 08, we incurred $254 in interest expense on borrowings from the credit facility and interest on the mortgage note for the new Myrtle Beach store. There was no interest expense in FY 07. Other income increased to $604 in FY 08 from $217 in FY 07 mainly as a result of distributions on certain investments held by the company.

Income taxes increased $890 to $899 in FY 08 from $9 in FY 07. The effective tax rate increased to 54.2% in FY 08 from 1.26% in FY 07. This rate change is primarily due to differences between the estimated state taxes recorded for the provision and the actual state taxes and apportionment factors from the filed returns.

Net income per common share on a fully diluted basis was $0.08 for FY 08 and $0.07 for FY 07. Weighted average shares outstanding used in the calculation of earnings per common share on a diluted basis were 9.9 million in FY 08 and FY 07.

Fiscal Year Ended February 28, 2007 (“FY 07”) Compared to

Nine Months Ended February 28, 2006 (“FY 06”)

(In thousands, except share amounts)

	Year Ended February 28, 2007		9 Months Ended February 28, 2006
	Dollars	% of Net sales	Dollars	% of Net sales
Net sales	$378,165	100.0%	$279,735	100.0%
Cost of sales	220,166	58.2%	160,486	57.4%

Gross profit	157,999	41.8%	119,249	42.6%
Selling, general and administrative	157,594	41.7%	114,714	41.0%

Income from operations	405	0.1%	4,535	1.6%

Interest income	90	0.0%	134	0.0%
Other income	217	0.1%	232	0.1%

Total non-operating income	307	0.1%	366	0.1%

Income before income taxes	712	0.2%	4,901	1.8%
Income tax expense	9	0.0%	1,811	0.6%

Net income	$703	0.2%	$3,090	1.1%

Net income per diluted share	$0.07		$0.31
Weighted average number of diluted shares outstanding	9,887,464		9,835,000

The company emerged from bankruptcy and separated from its parent company on June 1, 2005, and accounted for the reorganization by using the principles of fresh start accounting, as required by SOP 90-7. Thus, only the nine months since the emergence are included in the financial statements for the year ended February 28, 2006. All comparisons between the two years will be affected by the difference between twelve months of activity for FY 07 and nine months of activity for FY 06.

Net sales for FY 07 were $378.2 million compared to $279.7 million in FY 06, an increase of $98.4 million or 35.2%. Comparable store sales for the 12 months FY07 and FY06 were down 3.9%. During FY 07, the company opened four stores and closed one. Sales were negatively affected in the Northern Virginia markets due to a slowdown in residential housing sales in that market, and in Texas due to increased competition. This was offset by the addition of the new stores. At February 28, 2007, the company had 70 stores compared to 67 at February 28, 2006.

Gross profit for FY 07 was $158.0 million compared to $119.2 million in FY 06. Gross margin decreased to 41.8% in FY 07 from 42.6% in FY 06. Furniture margins increased to 46.2% in FY 07 from 45.9% in FY 06 as a result of starting the direct sourcing of product. FY 07 gross profit was negatively impacted by the duplication of distribution costs associated with the moving of the Dallas, Texas distribution center to a new and bigger facility.

Selling, general and administrative costs increased to $157.6 million or 41.7% of sales in FY 07 from $114.7 million or 41.0% of sales in FY 06. Increased costs in payroll, employee benefits, rent, occupancy and finance discounts were the main factors for the increase in FY07. The employee benefit increase included $2.7 million in stock option compensation expenses in FY 07. The addition of the four new stores, all of which were opened in the first five months of FY 07, plus the five stores opened the last two months of FY 06 being open for the full year, contributed to the increase in selling, general and administrative costs.

Interest income decreased 32.8% to $90 in FY 07 from $134 in FY 06 as a result of decreased interest earned on overnight investments.

Income taxes decreased to $9 in FY 07 from $1.8 million in FY 06. The effective tax rate decreased to 1.26% in FY 07 from 36.95% in FY 06. This rate change is primarily due to differences between the estimated state taxes recorded for the provision and the actual state taxes and apportionment factors from the filed returns.

Net income per common share on a fully diluted basis was $0.07 for FY 07 and $0.31 for FY 06. Weighted average shares outstanding used in the calculation of earnings per common share on a diluted basis were 9.9 million in FY 07 and 9.8 million in FY 06.

Nine Months Ended November 30, 2008 Compared to

Nine Months Ended November 30, 2007

(In thousands except share amounts)

	9 Months Ended November 30, 2008		9 Months Ended November 30, 2007
	Dollars	% of Net sales	Dollars	% of Net sales
Net sales	$245,754	100.0%	$281,168	100.0%
Cost of sales	143,294	58.3%	160,233	57.0%

Gross profit	102,460	41.7%	120,935	43.0%
Selling, general and administrative	111,785	45.5%	118,969	42.3%
Impairment of goodwill	5,543	2.3%	—	0.0%

Income (loss) from operations	(14,868)	-6.0%	1,966	0.7%

Interest income	19	0.0%	171	0.1%
Interest expense	(297)	-0.1%	(146)	-0.1%
Other income	62	0.0%	272	0.1%

Total non-operating income (expense)	(216)	-0.1%	297	0.1%

Income (loss) before income taxes	(15,084)	-6.1%	2,263	0.8%
Income tax expense (benefit)	(3,804)	-1.5%	899	0.3%

Net income (loss)	$(11,280)	-4.6%	$1,364	0.5%

Net income (loss) per diluted share	$(1.15)		$0.14
Weighted average number of diluted shares outstanding	9,770,414		9,911,627

Net sales for three quarters of FY 09 were $245.8 million compared to $281.2 million for three quarters of FY 08, a decrease of $35.4 million or 12.6%. Comparable store sales for three quarters of FY 09 were down 12.1%. The decrease in net sales is attributable to the continued generally weaker national economy, and a significantly weaker furniture retail industry. The addition of new competitors in certain markets also contributed to the decrease. The Company had 69 stores at November 30, 2008 and 2007. With the uncertainty and turbulence in the economy, the company expects the sales trend to continue for the remainder of FY0 09 and into FY 10.

Gross profit for three quarters of FY 09 was $102.5 million compared to $120.9 million in three quarters of FY 08. Gross margin was 41.7% for three quarters of FY 09 versus 43.0% in three quarters of FY 08. In the three quarters of FY 09, furniture margins decreased 0.2% versus the three quarters of FY 08. Rising fuel costs contributed to the 0.5% gross margin decrease from distribution and delivery costs.

Selling, general and administrative costs decreased to $111.8 million in the three quarters of FY 09 from $ 119.0 million in the three quarters of FY 08, but as a percentage of sales increased to 45.5% from 42.3%. While costs were down in all areas except for rent, these costs could not be reduced at the same rate as the sales were down for the three quarters. The rent increase is from the new Houston distribution center, which was not open in the first quarter of FY 2008, which more than offset the reduction in rent from the two closed stores. While the former Houston distribution center was closed, the space was then converted to a showroom, so there was no reduction in rent expense from this change.

Due to the current economic recession and the resulting negative effect on retail sales in general, and furniture retail stores in particular, we determined that goodwill had been substantially impaired. Accordingly, a complete write-down of our goodwill ($5.5 million) was recorded in the 3rd quarter of FY 2009. This reduced diluted earnings per share by $0.57 but had no effect on the cash flow of the company.

Interest income decreased 88.9% to $19 in FY 09 from $171 in FY 08 as a result of less excess cash invested in overnight investments. Interest expense increased 103.4% to $297 in FY 09 from $146 in FY 08 as a result of increased borrowings on the credit facility in FY 09. Other income decreased to $62 in FY 09 from $272 in FY 08 mainly as a result of distributions on certain investments held by the company in FY 08.

There was an income tax benefit of $3.8 million in the three quarters of FY 09 compared to income tax expense of $899 in three quarters of FY 08. The effective tax rate decreased to 25.2% in three quarters of FY 09 from 39.7% in three quarters of FY 08. The low effective tax rate in FY 09 is related to the tax treatment of the goodwill impairment as this amount is not deductible for tax purposes due to its tax basis of $0 at emergence on June 1, 2005.

Net income (loss) per common share on a fully diluted basis was ($1.15) for the three quarters of FY 09 and $0.14 for the three quarters of FY 08. Weighted average shares outstanding used in the calculation of earnings per common share on a diluted basis were 9.8 million for the three quarters of FY 09 and 9.9 million for the three quarters of FY 08.

Liquidity and Financial Position

Liquidity

Cash and cash equivalents at November 30, 2008 totaled $498 compared to $2.7 million at February 29, 2008, $336 at November 30, 2007, and $6.3 million at February 28, 2006.

Net cash used by operations were $5.5 million for the three quarters ended November 30, 2008 compared to net cash provided of $1.3 million for the three quarters ended November 30, 2007. The three quarters of FY 09 were negatively affected by the net loss of $11.3 million. This loss is a result of the weak retail economy in the United States and particularly the furniture industry. Costs could not be reduced at the same level as the sales volume has decreased. Net cash provided by operations for the year ended February 29, 2008 was $1.8 million compared to $6.7 million for year ended February 28, 2007 and $7.8 million for the nine months ended February 28, 2006. FY 08 was lower than FY 07 and FY 06 because of the addition of $3.2 million in inventories due to the expansion of distribution center capacity (to increase our stock position in best-selling merchandise), and the opening of the 120,000 square foot RoomStore World in Houston. A decrease in the deferred revenues and the payment of accrued taxes were offset by an increase in the amount of accounts payable during FY 08.

Net cash used in investing activities were for the purchase of property plant and equipment as the company continues to add new stores, remodel stores and upgrade distribution facilities. Additions to property, plant and equipment were $4.0 million and $6.3 million for the nine months ended November 30, 2008 and 2007, respectively, and $7.5 million and $10.0 million for the years ended February 29, 2008 and February 28, 2007, respectively, and $2.4 million for the nine months ended February 28, 2006. Due to the uncertainty in the economy, capital expenditures are expected to be at much lower levels for the remainder of FY 09 and all of FY 10.

For the nine months ended November 30, 2008, we had a net borrowing on the credit facility of $7.3 million to cover operations and investing activities and for the nine months ended November 30, 2007, we had no activity on our credit facility. For FY 08, we had a net borrowing of $3.0 million to cover operations and investing activities. For FY 07 and FY 06, there were no net borrowings under the credit facility. In FY 07, we financed the construction of our Myrtle Beach store with a $2.7 million mortgage.

Due to the current economic environment, the company expects liquidity to continue to be tight through the remainder of FY 09 and most of FY 10. Sources of liquidity will continue to be from use of the credit facility, which the company believes will be sufficient.

Financial Position for February 29, 2008 versus February 28, 2007

Inventories increased by $3.2 million, or 6.3%, to a total of $54.7 million. This increase was due primarily to the opening of a new and expanded distribution center in Houston, and the showroom inventory in the new 120,000 square foot RoomStore World in Houston. We also increased inventory levels for certain of our top-selling products.

Property, plant and equipment increased by $2.8 million, or 9.3%, to $32.7 million. This increase was due primarily to the addition of two new stores and the new distribution center in Houston.

Accounts payable increased by $5.1 million, or 56.7%, to a total of $14.2 million, although this was primarily a timing issue and a change in terms from suppliers.

Accrued liabilities decreased by $1.4 million, or 7.0%, to $18.8 million.

Total debt increased by $2.9 million, or 108.8%, to a total of $5.6 million. This was due to borrowing under our credit facility, where we borrowed $3.0 million with a fixed maturity date. We paid off this credit facility loan in March 2008.

Deferred rent increased by $1.6 million, or 75.1%, to $3.8 million. This is the difference between what we have expensed using the required straight-line rent calculation, versus what has actually been paid to the landlord.

Financing and Debt

On June 1, 2005, we entered into a five-year, $35 million revolving credit facility (“Revolver”) with Bank of America, N.A. secured by all assets of the company. Amounts available under the Revolver are reduced by outstanding letters of credit, and by periodic inventory valuation adjustments. Interest rates under the Revolver are variable based on the Federal Reserve’s base rate (i.e. Prime). Within the credit facility, we have the option to enter into up to five fixed maturity loans with interest calculated at LIBOR plus 1.5%. We use this facility based on fluctuating operating needs, and pay off the borrowings as quickly as possible. At November 30, 2008, there were outstanding borrowings of $10.3 million under the Revolver. At February 28, 2008, there was a $3.0 outstanding balance under the Revolver. No amounts were outstanding under the Revolver at February 28, 2007 or February 28, 2006.

We also have a real estate mortgage note payable bearing interest at 7.25% per year with a final balloon payment due on July 1, 2016. The principal unpaid balance at November 30, 2008, February 29, 2008 and February 28, 2007 was $2.6 million, $2.6 million and $2.7 million, respectively, and the loan is secured by the underlying property.

Contractual Obligations

Occasionally, we will borrow a fixed sum for a longer term under the Revolver, in order to lock in a favorable interest rate. The company has one term loan, consisting of the mortgage on its Myrtle Beach store. We have various operating leases for computers, copiers and the trucks used for long-haul trucking and for local deliveries. We have entered into non-cancelable lease agreements with initial terms ranging from one to 25 years for certain stores and warehouses. Certain leases include renewal options ranging from one to 10 years that may be exercised at the company’s option. Leases containing escalation clauses are expensed on a straight-line basis over the term of the lease.

The following table summarizes the timing of cash payments related to our outstanding contractual obligations as of February 29, 2008 (in thousands):

	Less than 1 Year	1-3 Years	4-5 Years	More than 5 Years	Total
Long-term debt obligations:
Principal payments	$67	$150	$173	$2,248	$2,638
Contractual interest	189	363	339	1,337	2,228
Note payable - credit facility	3,000	—	—	—	3,000
Operating leases (other than property)	907	1,255	521	94	2,777
Purchase obligations	2,959	353	—	—	3,312
Property leases	22,992	37,747	30,570	45,247	136,556

Total	$30,114	$39,868	$31,603	$48,926	$150,511

The company, through its ownership of MDG, acquired the leases of 73 Mattress Discounters properties effective December 5, 2008.

Off Balance Sheet Arrangements

We had no off balance sheet arrangements as of November 30, 2008.

Quantitative and Qualitative Disclosure about Market Risk

Market risk represents the potential loss arising from adverse changes in the value of financial instruments. The risk of loss is assessed based on the likelihood of adverse changes in fair values, cash flows or future earnings.

In the ordinary course of business, we are exposed to various market risks, including fluctuations in interest rates. To manage the exposure related to this risk, we may use various derivative transactions. As a matter of policy, we do not engage in derivatives trading or other speculative activities. Moreover, we enter into financial instruments transactions with either major financial institutions or high credit counter parties, thereby limiting exposure to credit and performance related risks. The company buys approximately 70% of inventory from foreign sources. While these purchases are denominated in U.S. dollars, significant changes in currency of those suppliers could materially impact prices of those goods.

We have exposure to floating interest rates through certain of our borrowings. Therefore, interest expense will fluctuate with changes in LIBOR and other benchmark rates. We do not believe a 100 basis point change in interest rates would have a significant adverse impact on our operating results or financial position.

BUSINESS

History

RoomStore was started in 1992 by several members of the Richard B. Levitz family. The first stores were in Dallas, Texas. By late 1996, the company had grown to 10 stores and two warehouses, and Heilig-Meyers Company, then one of the largest furniture retail companies in the United States, made an offer to purchase the business. Heilig-Meyers completed this purchase in February 1997 and the acquired entity was thereafter incorporated in Virginia as HMY RoomStore, Inc.

Heilig-Meyers sought to expand the business and in January 1998, Heilig-Meyers purchased a Delaware company named Reliable Stores, Inc. (d/b/a The Hub) that had 24 furniture stores and three warehouses located in Pennsylvania, Maryland and Virginia. When this acquisition was completed, Heilig-Meyers closed a few of The Hub furniture stores and converted the remainder to the RoomStore format. By August 2000, RoomStore had grown to 30 stores in Texas, Oregon and Washington and 24 stores in Maryland and Virginia.

On August 16, 2000, Heilig-Meyers and all of its subsidiaries (including RoomStore) filed for bankruptcy under Chapter 11 of the U.S. Bankruptcy Code. After the bankruptcy filing, RoomStore closed the stores in Washington and Oregon, but also gained new stores by converting some of the closing Heilig-Meyers furniture stores into RoomStores. Approximately 16 Heilig-Meyers stores were so converted.

During the nearly five years that RoomStore operated while in bankruptcy, the company closed several additional, underperforming stores (in addition to the stores previously closed in Washington and Oregon).

In 2006, Rhodes, Inc., a significant furniture retailer at the time, filed for bankruptcy. RoomStore eventually acquired the leases for six former Rhodes stores located in North Carolina (Raleigh and Durham), Alabama (Birmingham and Dothan) and Florida (Tallahassee) and thereafter converted these stores into RoomStores.

Currently, we operate 69 furniture stores in the eight states of Texas (28 stores), Alabama (3 stores), Florida (1 store), South Carolina (2 stores), North Carolina (6 stores), Virginia (15 stores), Maryland (13 stores) and Pennsylvania (1 store). This includes two large stores (RoomStore World), sixty-one regular stores and six clearance stores.

In November 2008, we formed a limited liability company, Mattress Discounters Group, LLC (“MDG”), for the purpose of purchasing certain assets from the bankrupt Mattress Discounters Corporation. When it filed for bankruptcy on September 10, 2008, Mattress Discounters Corporation operated 89 bedding and mattress stores in Maryland, Virginia and the District of Columbia, under the trade name of “Mattress Discounters”. RoomStore is a 75% owner of MDG. There is one other partner (an individual) who owns the remaining 25% share of the limited liability company. In early November, MDG submitted a bid to purchase certain assets from the bankrupt Mattress Discounters Corporation. The bankruptcy court subsequently approved this bid as the “stalking horse” bid. No competing bids were received by the November 24, 2008 deadline. At the closing on December 5, 2008, MDG paid less than $4 million for the designated assets of Mattress Discounters Corporation. MDG also assumed 73 property leases and 9 executory contracts. MDG is currently operated by a small number of executives and managers. RoomStore will provide certain services (accounting, human resources and payroll, distribution and delivery, and other services) under a management services agreement.

Our Industry

The furniture retail industry is cyclical and it is currently in a very significant downturn due to the national recession and declines in the U.S. housing market. This downturn, which began in the second half of 2006, followed 10 years of substantial growth. The U.S. furniture retail industry grew substantially between 1997 and 2006. In 1997, total annual furniture and bedding sales were $56.5 billion. In 2006, total annual furniture and bedding sales had grown to $86.5 billion – a 65% increase. Source: U.S. Department of Commerce.

We believe that much of this growth was driven by corresponding growth in the residential housing market. During 2005, 8.3 million new and existing homes were sold in the U.S. In the second half of 2005, housing markets around the country started to cool down, and just over 7.5 million new and existing homes were sold. In 2006 and 2007, the slowdown continued, with only 6.4 million units sold. It is predicted that home sales in 2008 will end up around 5.5 million units, and there is a 10-month supply of houses on the market as of July 2008. Sources: U.S. Bureau of the Census, National Association of Realtors, National Association of Home Builders.

In the second half of 2007, another problem started to develop with respect to the housing market. Much of the housing boom had been fueled by lower interest rates combined with unusually favorable mortgage lending standards. As a result, housing loans with no down payments required, and with low, introductory rates were offered to millions of less-qualified borrowers. These were called “sub-prime” loans. Once the initial “teaser” rates expired, monthly payments increased dramatically and many new homeowners were unable to meet their mortgage payment obligations. Nationwide, mortgage foreclosure rates increased 75% during 2007. In 2008, foreclosures have continued to increase; foreclosure filings for the first quarter of 2008 were up 23% over the fourth quarter of 2007. The U.S. housing market is now in a serious slump, with some experts declining to predict when the residential real estate market will return to a growth period. Source: RealtyTrac.

As the housing market goes, so goes the furniture market. By late 2006, furniture sales started to soften. In 2007, the declines accelerated and leading furniture chains experienced a significant drop in sales. For many retailers, 2008 has been even worse, and double-digit sales declines are common. Many furniture retailers have not survived this multi-year slowdown in sales. Significant bankruptcies during the past four years include Brueners, Rhodes Furniture, Storehouse Furniture, Levitz Furniture, Bombay Company, Sofa Express, Domain Furniture and Wickes Furniture. Many smaller chains and “mom and pop” stores have also closed during these past few years.

In November 2008, the National Bureau of Economic Research stated that the US economy was in recession, and that this recession had actually started in December 2007. Source: National Bureau of Economic Research (www.nber.org). Some analysts are predicting a relatively long and severe recession, and that economic growth will not return until the end of 2009. Source: Wachovia Economics Group, 2009 Annual Outlook. Renewed strength in the housing market, however, may not return until 2011 or 2012. Source: Wachovia Economics Group, 2009 Annual Outlook.

We believe that for the foreseeable future, the furniture retail market will continue to be very challenging with flat or declining sales, and very fierce competition among the retailers who are still in business.

Current Position

We strive to offer value to our customers by providing moderately priced, good quality and fashionable furniture and accessories. We tend to offer consistently low prices and attempt to avoid marking up prices on furniture only to mark them down again as if they were on sale. We will offer discounts for cash purchases and various third-party finance plans in order to attract more customers to our stores. While much of the furniture we display is arranged in coordinated room groups, and there are price savings for purchasing the entire room group, we also sell all of our furniture and accessories by the piece.

We direct our marketing efforts towards a wide breadth of middle income customers. Typically, our best customers are younger families with children at home who have recently relocated to a new or larger home and are in need of new furniture. Our highest performing stores are either located in areas with significant new housing growth or in markets where there is high housing turnover (such as cities with large military bases).

We purchase approximately 90% of our goods from U.S.-based companies. These companies, however, typically manufacture much of the product overseas in countries such as China, Vietnam and Malaysia. As for the remaining 10%, since 2006, RoomStore has been pursuing a “direct sourcing” initiative whereby we purchase our goods directly from Asian manufacturers. Towards that end, we are part owners (25%) of a direct sourcing company, [Source 1 World, HK Ltd.], which is based in China. Over the past several years, we have experienced some success in locating reliable manufacturers and working directly with them to design and manufacture furniture. For our direct sourced goods, we have been able to sell the products at a higher margin, thereby increasing our profitability. While we plan to grow our direct sourcing initiative, it is unlikely that we will direct source all of our furniture in the foreseeable future.

We have also worked hard to develop our internet-based business. In late 2005, we teamed up with a company called “Furniture.com” to help us re-design and improve our web site, and also to assist in launching our internet business at www.roomstore.com. This part of our company has been growing steadily since. In the current fiscal year, we anticipate selling close to $6.5 million of our products via the internet, with higher profit margins as compared to our physical stores.

Advertising and Marketing

We have two basic types of advertising: branding and special promotions. Through our branding advertising, we promote the RoomStore name and seek to establish our position in the marketplace as a provider of reasonably priced, good quality and fashionable furniture. Through our special promotions advertising, we seek to attract customers to special events, which are normally run in connection with national holidays. We advertise on television and radio, and also run print ads in major newspapers. We also send out flyers to selected zip codes based on market research and past history. Depending on the specific market, we generally spend between 7% and 12% of the market’s revenues on advertising.

Distribution and Delivery

We use a variety of distribution and delivery methods to get the products we sell to our customers. There are three distribution centers in Texas, located in El Paso, Grand Prairie (the Dallas area) and Houston that service our Texas stores. Customers may pick up their purchased furniture directly from one of these warehouses; otherwise it is delivered to them by Delivery Service Enterprises, Inc. (“DSE”), an independent delivery company. We generally enter into three-year contacts with DSE. We can terminate our agreements with DSE without cause upon 60 days prior notice.

For the stores on the East coast, we use three different delivery methods. Our Rocky Mount, North Carolina facility serves as the hub for all three methods. For deliveries to the Baltimore-Washington region, furniture is trucked daily from Rocky Mount to a cross-dock facility in Jessup, Maryland. In Jessup, the furniture is unboxed, prepped and staged for delivery by approximately 30 to 40 delivery trucks which operate five days a week. A few of these trucks are operated by RoomStore employees; the remainder are operated by independent contractors. For stores located in Richmond, Virginia, the greater Hampton Roads area of Virginia and the Raleigh/Durham, North Carolina area, the furniture is unboxed and prepped in Rocky Mount. The furniture is then loaded onto 26-foot pup trucks and then hauled to drop-off locations in these markets. Local delivery crews then pick up these pup trucks and make the scheduled deliveries five days a week. For all remaining locations (referred to as Home Delivery locations), the furniture is hauled from Rocky Mount to small, local warehouses (some attached to stores and some stand alone) where it is unboxed, prepped and delivered via local trucks.

Information Systems

We currently have two systems for tracking sales, inventory and accounting. The Texas stores use a program which is licensed from GE Retail Services while the remaining stores use a proprietary system. In 2008 we signed an agreement with Demand Solutions, Inc. to purchase and install a computer program, which will allow the two systems to share data far more easily, thereby improving management controls. Implementation of the Demand Solutions program is approximately 50% complete.

We have a single computer system for corporate accounting, human resources and benefits management.

Real Estate

We currently own three properties in fee simple: a retail store in Lanham, Maryland, a retail store in Myrtle Beach, South Carolina, and a distribution center in Rocky Mount, North Carolina. The Lanham and Rocky Mount properties are owned “free and clear” while the Myrtle Beach store current has an outstanding mortgage loan in the amount of $2.6 million.

We own 28.75% of Creative Distribution Services, LLC (“CDS”), a Virginia limited liability company formed for the purpose of real estate investment. Currently, CDS owns and leases a large distribution facility in Orangeburg, South Carolina.

We have entered into 81 leases for the other retail, office and warehouse properties used in our business. These leases have remaining terms ranging from less than one year to over 15 years. These leases impose substantial financial obligations on the company. For the current fiscal year ending February 28, 2009, our payments for rents will be just over $23.0 million.

Trademarks

The RoomStore name and logo are protected by three separate trademark registrations. We also have trademark protection for the name “KidStore” and we recently filed for trademark protection of the name “RoomStore World.”

We have licensed the name “RoomStore” to two furniture retail companies, one of which operates 10 stores in Arizona, and another which operates several stores in Mississippi. We vigorously protect our trademarks and object to any unauthorized use that comes to our attention.

Government Regulations

We are subject to a variety of state and federal laws and rules. We operate a fleet of long-haul trucks, which are subject to U.S. Department of Transportation rules and also state transportation laws. We are registered to do business in eight states, and are subject to various consumer protection and advertising laws within those states. While we do not operate consumer credit programs, we do process credit applications for third-party credit providers. In this capacity, we are subject to equal credit opportunity laws and regulations. We are required to maintain insurance for our vehicles and other equipment, and we carry workers compensation insurance in amounts required by law. In our stores and warehouses, we are subject to various state and federal laws regarding fire safety and workplace safety. We own two underground storage tanks at our Rocky Mount, North Carolina facility, and these units are regulated under federal and North Carolina environmental laws.

Employees

We had 2,038 employees as of November 30, 2008. Of these, 1,828 were full-time and 210 were part-time.

Properties

As noted above, RoomStore owns three pieces of real estate, each in fee simple. Our Rocky Mount, North Carolina distribution center is located on 33.65 acres, and is comprised of two buildings having a combined total of 340,451 square feet. In April 2005, the appraised value of the buildings and land was $7.2 million. The address for this property is 2280 Tanner Road, Rocky Mount, North Carolina 27801.

We also own a building, with underlying property, located at 7970 Annapolis Road in Lanham, Maryland. The one story building with basement is approximately 36,988 square feet, and the lot upon which the building sits is 68,628 square feet. The building was built more than 20 years ago. The approximate value of the building and land is $2.0 million.

We own a building, but not the underlying property, located at 1214 Port Drive in Myrtle Beach, South Carolina. This is a new building, which we built and opened as a store in November 2006. We are leasing the land upon which the building sits under a long-term ground lease. The approximate value of the building is $3.5 million. There is a mortgage loan on the building, with an outstanding amount of $2.6 million.

Legal Proceedings

From time to time, we are involved in claims and legal actions arising in the ordinary course of our business. While the results of such claims and legal actions cannot be predicted with certainty, we do not believe based on information currently available to us that the final outcome of any of these proceedings will have a material adverse effect on our consolidated financial position, results of operations or cash flows.

MANAGEMENT OF THE COMPANY

Board of Directors

We have a five-person board of directors. Each director has been with the company since it emerged from bankruptcy on June 1, 2005. The following biographical information discloses each director’s age and business experience in the past five years.

Robert C. Shaffner (64) has served as Chairman of the Board and Director since 2005. He retired from Klaussner Furniture in 2001, where he was a Senior Vice President and Chief Financial Officer. Previously, he held positions as President of ACME McCrary Corporation and Prestige Fabricators, and Senior Vice President of Wachovia Bank.

Eugene I. Davis (53) has been a director since 2005, and is chairman of the Audit Committee. Mr. Davis has served as Chairman and Chief Executive Officer of Pirinate Consulting Group, LLC, a privately held consulting firm, since 1997. Pirinate specializes in turnaround management, merger and acquisition consulting and strategic planning advisory services for public and private business entities. From 2001 to 2004, Mr. Davis served in various executive positions at RBX Industries, Inc., including Chairman, Chief Executive Officer and President. He is a member of the board of directors of American Commercial Lines, Inc., Atlas Air Worldwide Holdings, Inc., Delta Air Lines, Inc., Foamex International, Inc., Footstar, Inc., Haights Cross Communications, Inc., Knology, Inc., Silicon Graphics, Inc., Solutia, Inc., and Viskase Companies, Inc.

Ronald A. Kaplan (64) has been a director since 2005, and is chairman of the Corporate Governance Committee. He owns Kaplan Business Consulting, LLC and has advised a number of retailers, investment firms, hedge funds and law firms. Formally he worked for Staubach Retail Services and is currently affiliated with Julius M. Feinblum Real Estate. Previously, he held positions as Chief Executive Officer of Room Plus, President and Chief Operating Officer of Levitz Furniture and consultant to Sauder Woodworking Company. He has served on the boards of Woodworkers Warehouse, Levitz Furniture, Syratech Corporation and is currently on the board of Creative Group.

N. Martin Stringer (68) has been a director since 2005, and is head of the Compensation Committee. He is counsel at the law firm of McAfee and Taft, where his legal practice is concentrated on business law and transactions. Previously, he was director and President of McKinney and Stringer, a law firm that he co-founded in 1971. He has also worked as a trial attorney for the county district attorney’s office, and as a mediator for the National Labor Relations Board and arbitrator for the Financial Industry Regulatory Authority.

Curtis C. Kimbrell (62) is President and Chief Executive Officer of RoomStore, and more information on Mr. Kimbrell is provided below under “Executive Officers.”

The board of directors has established an Audit Committee, a Compensation Committee and a Corporate Governance Committee. The Audit Committee is responsible for retaining, reviewing and dismissing the independent auditors, reviewing, in connection with the independent auditors, the audit plan, the adequacy of internal controls, the audit report and management letter, and undertaking such other incidental functions as the board may authorize. The Audit Committee is also responsible for reviewing and approving conflict of interest transactions for the company. The board of directors has determined that Mr. Davis is an audit committee financial expert (as defined by Item 401(h) of Regulation S-K). The Compensation

Committee is responsible for administering the stock option plans, determining executive compensation policies and administering compensation plans and salary programs, including performing an annual review of the total compensation and recommended adjustments for all executive officers. The Corporate Governance Committee is responsible for assisting the board by overseeing the performance and composition of the board to ensure effective governance. Except for Mr. Kimbrell, all of the members of the board of directors, including all of the members of the Audit Committee, the Compensation Committee and the Corporate Governance Committee, meet the criteria for independence set forth in Rule 10A-3(b)(1) of the Securities Exchange Act of 1934 and are “independent directors” as defined by the listing standards of the NASDAQ Stock Market LLC.

Director Compensation

As of October 1, 2007, the members of the board are paid an annual retainer of $18,000. They are also paid $1,000 for each meeting of the board, which they attend. The following table summarizes director compensation for the fiscal year ended February 29, 2008.

Name	Fees Earned or Paid in Cash	Stock Awards	Option Awards (1)	All Other Compensation	Total
Eugene I. Davis	$16,000	—	$35,472	—	$51,472
Ronald A. Kaplan	16,750	—	35,472	—	52,222
Robert C. Shaffner	16,750	—	35,472	—	52,222
N. Martin Stringer	16,750	—	35,472	—	52,222

(1)    These amounts reflect the dollar amount recognized for financial statement reporting purposes, in accordance with SFAS 123(R).

The board members also hold options to purchase shares of common stock of RoomStore, as summarized in the table below:

Name	Date of Grant	Number of Options	Option Exercise Price (1)	Fully Vested?	Options Expiration Date
Eugene I. Davis	3/1/2006	97,941	$4.76	Yes	3/1/2016
Ronald A. Kaplan	3/1/2006	97,941	4.76	Yes	3/1/2016
Robert C. Shaffner	3/1/2006	97,941	4.76	Yes	3/1/2016
N. Martin Stringer	3/1/2006	97,941	4.76	Yes	3/1/2016

(1)	The option exercise price is equal to the per share book value of the company’s common stock on the grant date.

The director’s stock options were granted on March 1, 2006. One-third of the options vested immediately, a second third vested on March 1, 2007 and the final third vested on March 1, 2008.

Compensation Committee Interlocks and Insider Participation

No member of our Compensation Committee is a current or former officer of RoomStore. In addition, there are no compensation committee interlocks with other entities with respect to any such member.

Executive Officers

Curtis C. Kimbrell (62) has served as President and Chief Executive Officer of RoomStore since 2001, and has over 30 years of experience in the furniture industry. He began his career in 1972 working for Star Furniture in Durham, North Carolina. From 1976 to 1979, he worked as a store manager for Kimbrell’s Furniture in Charlotte, North Carolina. He then returned to Star Furniture, where he built the business from one to 15 stores and subsequently acquired Danley Furniture, an 18-store chain. He served as President of Danley Furniture, until that company was acquired by Heilig-Meyers Company in 1991. He held a number of management positions at Heilig-Meyers, eventually becoming Executive Vice President of Merchandising. After Heilig-Meyers filed for bankruptcy, he was asked to become President and Chief Executive Officer of RoomStore in early 2001.

Ned D. Crosby (50) has been with RoomStore since 2002, and currently serves as Executive Vice President – Chief Merchandising and Marketing Officer. Between 2002 and 2008, he had responsibility as Chief Operating Officer. Previously, he held positions as Vice President at museumcompany.com and Chief Administrative Officer at This End Up Furniture.

Stephen A. Giordano (48) joined RoomStore in August 2008, and currently serves as Executive Vice President – Chief Operating Officer. Prior to joining RoomStore, he was Chief Operating Officer for Powell Furniture and, before that, Chief Operating Officer for Kanes Furniture. He also worked for Federated (now Macy’s) as a Senior Vice President. He has over 30 years of experience in furniture sales, systems and logistics.

Lewis M. Brubaker (50) has been with RoomStore as Senior Vice President and Chief Financial Officer since 2001. Previously, he was Assistant Controller for Heilig-Meyers Company, and has over 12 years in the furniture industry.

Brian D. Bertonneau (47) has served as Senior Vice President and General Counsel since 2002. He is responsible for legal affairs, real estate, and insurance, and also serves as Corporate Secretary. Previously, he worked for Heilig-Meyers as Senior Counsel and also spent seven years at Reynolds Metals Company as Corporate Counsel.

John M. Hamilton (57) has served as Senior Vice President – Human Resources since 2003. Previously, he held a number of senior management positions at Heilig-Meyers Company. He has over 30 years of experience in the furniture industry.

Compensation Discussion and Analysis

Compensation Philosophy

The executive compensation program at RoomStore is designed to (a) attract and retain highly qualified management personnel, (b) motivate the executive team to achieve annual and longer-term business and financial goals, (c) pay for performance that contributes to the short and long-term success of the company, and (d) align the interests of executives and stockholders by providing equity compensation which grows in value only as the price of RoomStore stock increases.

Overview of Executive Compensation

Executive compensation at RoomStore has four primary components: base pay, annual cash bonuses, equity compensation, and other benefits and perquisites.

Base pay is set at levels deemed necessary to attract and retain highly qualified managers and executives. Base pay also reflects the level of responsibility within the company, and the experience and skills that the executive brings to the company. Furniture retail is a highly competitive business, with a high level of variable costs. In other words, the more furniture we sell, the higher our costs. Thus, it is very important to carefully control fixed costs (such as salaries). One way we do so at RoomStore is by have a small and versatile executive management team. Each of our senior executives are assigned multiple, varied areas of responsibility. This “cross-functionality” is a key component of our business, and is a key part of the base salary for each executive.

Annual cash bonuses are tied directly to the financial goals of the company. The success of our business also depends on achieving sales and revenue targets. We must achieve sufficient “top line” revenue, in order to cover our fixed and variable costs, and have enough cash left over to grow the business. The bonus portion of executive pay is designed to drive profitable sales growth. The annual executive bonus plan is based on achieving and exceeding certain EBITDA targets. EBITDA (earnings before interest, taxes, depreciation and amortization) is a good measure of cash flow, which is available to grow the business. While executives can earn more bonus dollars for exceeding EBITDA goals, they do not earn any bonus if EBITDA drops below an acceptable level. The EBITDA goals in the bonus plan are reset each year.

Equity compensation (in the form of stock options and/or stock grants) is designed to keep the executives focused on the value of RoomStore’s stock. As these stock options and stock grants increase in value only as the company’s stock price increases, senior executives have a strong incentive to grow the equity value of the business.

Other benefits and perquisites are paid to executives in line with benefits paid to executives at comparable U.S. companies. These benefits are neither extravagant nor unusual, and are designed to help retain our executives by paying those benefits, which would be expected at a company the size of RoomStore.

The Role of the Compensation Committee

The four non-employee members of the board of directors serve on the Compensation Committee, which is led by a chairman duly appointed by the board. Pursuant to its charter, the Compensation Committee meets at least two times per year, to discuss executive compensation issues. All Committee members meet the independence requirements of the SEC.

The Compensation Committee reviews individual executive compensation on an annual basis. There are no fixed formulas for setting compensation. Rather, the Committee exercises independent business judgment and discretion to set compensation. The Committee examines the performance of the company and the executives’ respective contributions to that performance. It will also evaluate each executive’s importance to the company, and how difficult it might be to replace that executive. The Committee does solicit and consider input from the President and

CEO, except with respect to the President and CEO’s own compensation. Finally, the Compensation Committee will also review executive pay for comparable positions at comparable companies. The executive officers do not participate in this process.

Base Pay for Executives

The Compensation Committee seeks to attract and retain talented executives from a competitive marketplace where senior managers have various employment options. Therefore, the Committee endeavors to set base salary levels which equal average salary levels paid to similar executives in similar companies. When determining annual salary increases, the Committee evaluates both internal and external factors such as any increases in job responsibilities, the individual performance of the executive, and the competitive market for the executive’s talent and experience.

Annual Cash Bonuses

Each fiscal year, the Committee and the full board reviews and approves an annual cash bonus plan. Under this plan, cash bonuses are awarded to all executives at the Vice President level and above if, and only if, the company achieves specified profit goals (defined as EBITDA) for the applicable fiscal year. These bonuses vary by the level of the executive, and by the amount of EBITDA achieved. The Committee sets a minimum EBITDA goal, below which no bonuses are paid. At this minimum EBITDA goal, a small bonus is paid, which is less than 10% of an executive’s base salary. A sliding scale is then put into effect, where achieving higher EBITDA results will earn the executives higher cash bonuses. At the upper end of the scale, the bonus payments for significantly exceeding the annual EBITDA goal are in the range of 50% to 75% of base pay.

In prior fiscal years, only the President and CEO was paid an annual cash bonus based on the consolidated EBITDA results of the company (all of the stores combined). The remaining executives were paid bonuses based on the EBITDA results for the specific store locations that they managed. Beginning with the fiscal year FY 09, all executives are paid cash bonuses based on the consolidated results of the company.

Equity Compensation

In June 2005, the company adopted an equity-based compensation program. Such a program was specifically contemplated in the bankruptcy reorganization plan for RoomStore. After much discussion and analysis, the board decided to implement the program by using stock options. The board decided to grant stock options to six senior executives. These executives were selected based on their positions in the company, and their ability to contribute to its long-term success. These options vested in three equal segments on March 1, 2006, 2007 and 2008.

The stock options have an exercise price of $4.76 per share, which approximates the per share book value of the company’s common stock as of March 1, 2006. The purpose of these stock options is to encourage the senior management team to grow the book value of the company over the long term. As the book value increases, the value of RoomStore common stock also increases. In this manner, the company increases shareholder value.

Other Compensation and Perquisites

The company pays certain other benefits for its executives, which are common to a company of its size. These include a car allowance, supplemental life insurance, disability insurance, an annual allowance for legal and accounting services, and an annual allowance for a physical exam. Officers at the Vice President level or higher receive a car allowance of $9,420 per year. As these corporate officers visit company stores on a regular basis, this allowance helps to defray the cost of automobile travel. The company also pays for life insurance (up to $450,000 per person) and disability insurance (at 70% of base salary) for its senior management team. The company will also pay up to $1,000 for accounting and legal services actually used by the executive during the year. Finally, the company pays each executive up to $3,000 for a comprehensive, annual, mandatory physical exam.

Other Benefit Plans

Retention Plan

In 2007, the company implemented a two-year retention plan for its top-level executives whereby five designated officers were paid cash payments of $25,530 to $35,000 to provide an incentive for the executives to remain with the company during a period of uncertainty. However, these payments were then netted against the cash bonus payments for the fiscal year ending February 29, 2008. In other words, if an executive earned a $75,000 cash payment under the annual bonus plan, and had previously received a $35,000 payment under the retention plan, then that executive received a final payment of $40,000 when the annual bonus was paid out for the fiscal year ending February 29, 2008. In 2008, five designated officers were paid additional cash payments ranging from $30,485 to $40,000 under the retention plan. These payments will also be netted against any annual cash bonus payments made for the fiscal year ending February 28, 2009. The current retention plan will expire on February 28, 2009.

Profit Sharing Plan

The company maintains the RoomStore, Inc. Profit Sharing and Savings Plan to provide retirement, tax-deferred savings for eligible employees and their beneficiaries. The profit sharing and savings plan consists of profit sharing accounts attributable to company matching and profit sharing contributions based on company profits and savings accounts attributable to employee pre-tax deferrals and after-tax contributions. The profit sharing and savings plan is qualified under Section 401 of the Internal Revenue Code, permitting the company to deduct for federal income tax purposes all amounts contributed by it to the profit sharing and savings plan. Until January 2009, the company made matching contributions based on participant elective pre-tax contributions; however, no company profit sharing contributions were made to the profit sharing and savings plan for the fiscal years ending in February 2006, 2007 and 2008. As of January 2009, the matching contributions were suspended due to the slowing economy and declining company profits. Going forward, the company will re-evaluate this decision on a quarterly basis.

Under the profit sharing and savings plan, all company employees are eligible to participate in the Plan. Employees who have completed a six-month period of employment, have reached age 21 and who work a minimum of 20 hours per week, are eligible to participate in the elective pre-tax, after-tax voluntary, and company-matching portions of the plan. Participants who elect to make elective pre-tax and/or after-tax contributions to the plan and receive the company match are immediately vested in their accounts attributable to those contributions.

Participants become 100% vested in any company profit sharing contributions made on their behalf after completing three years of service.

Participants may take a loan from their vested accounts while still employed under certain circumstances pursuant to the terms of the profit sharing and savings plan.

Employment Agreement

The company has entered into one employment agreement. Pursuant to this agreement, Mr. Kimbrell was hired for a two-year term on June 1, 2005, to serve as the company’s President and CEO. This agreement was renewed on June 1, 2007, for an additional two-year term. Under this agreement, if Mr. Kimbrell is terminated without cause, then he is entitled to receive his base salary and regular benefits for a one year period following termination, plus any earned annual bonus (pro-rated). If Mr. Kimbrell is terminated without cause either three months before or 24 months after a change in control of the company, then he is entitled to received 2.99 times his base salary plus any earned annual bonus (pro-rated), and he shall be entitled to receive his regular benefits for a period of 36 months.

Severance Plans

The company has adopted three separate severance plans. Under the basic Severance Plan for Employees, employees are entitled to one week’s pay for each year of service in the event that their employment is terminated without cause in connection with a “business event” as defined in the plan documents. Under the Severance Plan for Executive Employees, Vice Presidents are entitled to six months salary (12 months if they have been with the company for 15 years or more), and Senior Vice Presidents or higher are entitled to 12 months salary (24 months if they have been with the company for 15 years or more) in the event that their employment is terminated without cause in connection with a “business event” as defined by the plan. Under the Supplemental Severance Plan for Senior Executive Employees, Senior Vice Presidents or higher are entitled to an additional 12 months salary in the event that their employment is terminated without cause in connection with a “business event” as defined by the plan. For additional information, see Exhibits 10.9 and 10.10, which have been filed as part of the registration statement.

Pension Benefits and Deferred Compensation

The company does not have a pension plan and does not offer deferred compensation to any of its executive officers or employees.

Executive Compensation

The following table sets forth certain information concerning total compensation paid by the company during its last three completed fiscal years to (i) its President and Chief Executive Officer and (ii) the four other most highly compensated executive officers (the “named executive officers”).

Summary Compensation Table

Name	Fiscal Year	Salary	Option Awards (1)	Non-Equity Incentive Plan Compensation (2)	All Other Compensation (3)	Total Compensation
Curtis C. Kimbrell	2008	$422,568	$159,620	$301,729	$24,143	$908,060
President/CEO	2007	383,249	756,268	195,000	23,294	1,357,811
	2006	322,132	—	200,000	20,491	542,623
Ned D. Crosby	2008	$202,888	$88,678	$114,025	$51,962	$457,553
EVP/CMO	2007	189,083	420,149	10,000	15,765	634,997
	2006	183,524	—	155,000	14,141	352,665
Lewis M. Brubaker	2008	$131,160	$53,207	$85,500	$47,252	$317,119
SVP/CFO	2007	121,773	252,089	10,000	14,803	398,665
	2006	114,100	—	120,000	12,882	246,982
Brian D. Bertonneau	2008	$129,929	$53,207	$85,500	$46,497	$315,133
SVP/GC	2007	120,629	252,089	10,000	14,368	397,086
	2006	113,028	—	120,000	12,531	245,559
John M. Hamilton	2008	$105,685	$35,472	$85,500	$43,509	$270,166
SVP-HR	2007	98,121	168,063	10,000	15,628	291,812
	2006	91,938	—	90,000	14,529	196,467

(1)	The amounts reflect the dollar amount recognized for financial statement reporting purposes, in accordance with SFAS 123(R).

(2)	Payments under the Annual EBITDA-based bonus plan, minus any payments made under the retention plan. See “Annual Cash Bonuses” above for difference in incentive plans for the President/ CEO compared to the other officers.

(3)	Includes payments made in 2007 to the officers pursuant to the two-year retention plan as follows: Mr. Crosby, $35,000; Mr. Brubaker, $31,685; Mr. Bertonneau, $31,387; and Mr. Hamilton, $25,531. The amounts also include (a) the company’s matching contributions under its 401(k) plan, (b) a monthly auto allowance for certain of the officers, and (c) the premium costs for life insurance and long-term disability insurance coverage paid by RoomStore on behalf of the named executive officer.

Stock Options

No new equity awards have been made since March 1, 2006. The company has made stock option awards only; no stock grants have been awarded. As of March 1, 2008, all stock options previously granted on March 1, 2006 became fully vested and exercisable. The following table summarizes the outstanding equity awards in the company.

Outstanding Equity Awards at Fiscal Year End

Name	Number of Securities Underlying Unexercised Options (Exercisable)	Number of Securities Underlying Unexercised Options (Unexercisable)	Date Awarded	Option Exercise Price (1)	Option Expiration Date
Curtis C. Kimbrell	293,816	146,909	3/1/2006	$4.76	3/1/2016
Ned D. Crosby	163,232	81,615	3/1/2006	4.76	3/1/2016
Lewis M. Brubaker	97,938	48,970	3/1/2006	4.76	3/1/2016
Brian D. Bertonneau	97,938	48,970	3/1/2006	4.76	3/1/2016
John M. Hamilton	65,294	32,647	3/1/2006	4.76	3/1/2016

(1)	The option exercise price is equal to the per share book value of the company’s common stock on the grant date.

As of the date of this prospectus, none of the above stock options have been exercised by any named executive officers, and all stock options awarded on March 1, 2006 have fully vested. For more information on the equity plan, see “— Compensation Discussion and Analysis — Equity Compensation” above.

Certain Relationships and Related Party Transactions

Certain Relationships

Robert Kimbrell, our Vice President of Merchandising, is the son of Mr. Curtis C. Kimbrell, our President and Chief Executive Officer.

Related Person Transactions

Since we emerged from bankruptcy on June 1, 2005, there have been no transaction between us and our directors or officers, nor are there any proposed transactions.

Related Person Transactions Policy

In 2009, our board of directors intends to adopt a Statement of Policy and Procedures with Respect to Related Person Transactions, which sets forth in writing the policies and procedures for the review, approval, ratification of any transaction (or any series of similar transactions) in which we or any of our subsidiaries, were, are or will be a participant, where the amount involved exceeds $10,000, and in which any related person had, has or will have a direct or indirect material interest.

Registration Rights Agreement

In connection with the approval of the bankruptcy plan described earlier in this prospectus, on June 1, 2005, we entered into a registration rights agreement with the Heilig-Meyers Liquidation Trust with respect to 7,006,520 shares, or approximately 71.7%, of our issued and outstanding common stock. Pursuant to the terms of the registration rights agreement, which is described in more detail below, we are obligated to register such shares under the Securities Act on the terms described below.

The Trust may request in writing that we register all or some of the shares subject to registration rights, but no less than 10% of the total shares, by filing a registration statement under the Securities Act. This right is known as a demand registration right. We are obligated to use our commercially reasonable efforts to cause the registration statement to be declared effective as soon as practicable after the filing, and to keep the registration statement continuously effective for up to 180 days or until such earlier date as of which all shares registered have been sold.

If we propose to file a registration statement under the Securities Act to register shares under the act, whether or not for our own account (and other than with respect to a demand registration described above or a registration statement relating to shares to be issued in connection with a merger or other acquisition or with stock-based compensation arrangements), then we will give holders of registrable securities the opportunity to register the number of shares subject to registration rights as each such holder may request. This right is known as a piggyback registration right. If the proposed offering that triggers the piggyback registration right is an underwritten offering, we may be required by the managing underwriter of such offering to limit the number of shares to be registered in the offering, and such limitation may decrease the number of shares subject to the piggyback registration right.

Registration of our shares pursuant to the exercise of demand registration rights or piggyback registration rights under the Securities Act will result in such shares becoming freely tradeable without restriction under the Securities Act immediately upon the effectiveness of the registration. We have agreed to pay all registration expenses, other than underwriting discounts and commissions and other selling expenses, in connection with any such registration.

The foregoing summary of certain provisions of the registration rights agreement does not purport to be complete, and is subject to the provisions of the registration rights agreement. A copy of the registration rights agreement has been filed as an exhibit to the registration statement of which this prospectus is a part.

BENEFICIAL OWNERSHIP OF SECURITIES

The following table provides, as of December 31, 2008, certain information with respect to the beneficial ownership of our common stock for (i) each stockholder known by us to own beneficially more than 5% of our common stock, (ii) our directors and the named executive officers in the Summary Compensation Table above and (iii) all directors and named executive officers as a group.

None of our directors and executive officers are selling shares of our common stock in this offering.

Name of Beneficial Owner	Amount and Nature of Beneficial Ownership (1)		Percent of Class
Directors and Executive Officers:
Brian D. Bertonneau	146,908	(2)	1.5%
Lewis M. Brubaker	146,908	(2)	1.5%
Ned D. Crosby	244,847	(2)	2.5%
Eugene I. Davis	97,941	(2)	1.0%
John M. Hamilton	97,941	(2)	1.0%
Ronald A. Kaplan	97,941	(2)	1.0%
Curtis C. Kimbrell	440,725	(2)	4.5%
Robert C. Shaffner	97,941	(2)	1.0%
N. Martin Stringer	97,941	(2)	1.0%
All directors and executive officers as a group (9 persons)	1,469,093	(2)	15.0%
Principal Stockholder:
Heilig-Meyers Liquidation Trust	7,006,520	(3)	71.7%

(1)	For purposes of this table, beneficial ownership has been determined in accordance with the provisions of Rule 13d-3 of the Securities Exchange Act of 1934 under which, in general, a person is deemed to be the beneficial owner of a security if he has or shares the power to vote or direct the voting of the security or the power to dispose of or direct the disposition of the security, or if he has the right to acquire beneficial ownership of the security within 60 days.

(2)	The number of shares indicated above consists of shares that may be acquired pursuant to the exercise of stock options granted under the company’s stock incentive plan to the individual directors and executive officers.

(3)

The Heilig-Meyers Liquidation Trust holds the shares indicated above for the benefit of the distributing stockholder. There are more than 5,000 listed beneficiaries of this Trust, and all such beneficiaries are former creditors of Heilig-Meyers Company, which was the former parent company of RoomStore, Inc. After this registration statement is filed with and declared effective by the SEC, the Heilig-Meyers Liquidation Trust plans to distribute all of its shares to all trust beneficiaries in accordance with the “Third Amended and Restated Joint Liquidating Plan of Reorganization Proposed by Heilig-Meyers Company, Heilig-Meyers Furniture Company, Heilig-Meyers Furniture Company West, Inc., HMY Star, Inc., and MacSaver Financial Services, Inc., and the

Official Committee of Unsecured Creditors.” The mailing address of the Trust is Heilig-Meyers Liquidating Trust, c/o Anthony H.N. Schnelling, Trustee, Bridge Associates LLC, 747 Third Avenue, Suite 32-A, New York, New York 10017.

DESCRIPTION OF CAPITAL STOCK

The company’s authorized capital stock consists of 20,000,000 shares of common stock, par value $0.01 per share, and 5,000,000 shares of preferred stock, par value $0.01 per share. As of November 30, 2008, 9,770,414 shares of common stock were issued and outstanding; no shares of preferred stock have been issued.

Common Stock

The holders of shares of the company’s common stock are entitled to one vote per share on matters to be voted upon by the stockholders, and are entitled to receive dividends out of funds legally available for distribution when and if declared by our board of directors.

The holders of shares of our common stock will share ratably in the company’s assets legally available for distribution to the stockholders in the event of the company’s liquidation, dissolution or winding up, after the payment in full of all debts and distributions and after the holders of all series of outstanding preferred stock have received their liquidation preferences in full.

The holders of shares of our common stock have no preemptive, redemption, cumulative voting or conversion rights. The outstanding shares of our common stock are fully paid and non-assessable. Pursuant to the company’s articles, we cannot issue any nonvoting equity securities.

Preferred Stock

Shares of preferred stock may be issued in one or more series. Prior to issuance, the board of directors may determine the preferences, limitations and relative rights of any series of preferred stock. These might include provisions with respect to voting rights, redemption, exchangeability, convertibility, distribution, and preference on dissolution, or otherwise.

The terms of any preferred stock must be set out in articles of amendment to the company’s Articles of Incorporation. To the extent required by Section 1123 of the Bankruptcy Code as in effect on the effective date of the company’s plan of reorganization (June 1, 2005), any such articles of amendment with respect to issuance of preferred stock must provide an appropriate distribution of voting power among the classes of equity securities and must contain adequate provisions for the election of directors representing holders of preferred stock in the event of default in payment of any dividends to such holders.

As of the date of this prospectus, we have no current arrangements, undertakings or plans with respect to the issuance of preferred stock.

Warrants

We have not issued and do not have any warrants to purchase shares of our common stock.

Convertible Securities

We have not issued and do not have any outstanding any securities convertible into shares of our common stock, or any rights convertible or exchangeable into shares of our common stock, other than stock options.

Options

We have issued to total of 1,567,034 options to purchase our common stock to members of our board of directors and to certain senior executives. The stock option plan is described in greater detail in under “Management of the Company” above.

Anti-Takeover Provisions of our Articles of Incorporation and Bylaws

The Articles of Incorporation and Bylaws contain provisions that may have the effect of delaying or preventing a change in control of the company. The articles of incorporation and bylaws provide:

•	that a vacancy on the board shall be filled by the remaining directors; and

•	that special meetings of the stockholders may be called only by the chairman, chief executive officer, president or by a majority of the board of directors, but may not be called by the stockholders.

The Bylaws also require advance notification for a stockholder to bring business before a stockholders’ meeting or to nominate a person for election as a director.

The Articles of Incorporation also require that any amendment to the Articles or any merger or share exchange to which the company is a party or any direct or indirect sale or other disposition of all or substantially all of our property, other than in the usual and regular course of business, must be approved by a majority of the votes entitled to be cast on the matter, provided that the amendment or transaction has been approved and recommended by at least two-thirds of our directors. If such amendment or transaction is not so approved and recommended, then holders of more than two-thirds of the issued and outstanding shares of our common stock must vote in favor of such amendment or transaction.

Virginia Anti-Takeover Statutes

The Virginia Stock Corporation Act restricts transactions between a corporation and its affiliates and potential acquirers. The summary of those anti-takeover provisions below is necessarily general and is not intended to be a complete description of all their features and consequences.

Affiliated Transactions

The Virginia Stock Corporation Act contains provisions governing “affiliated transactions.” These include various transactions such as mergers, share exchanges, sales, leases, or other dispositions of material assets, issuances of securities, dissolutions, and similar transactions with an “interested shareholder.” An interested shareholder is generally the beneficial owner of more than 10% of any class of a corporation’s outstanding voting shares.

During the three years following the date a shareholder becomes an interested shareholder, any affiliated transaction with the interested shareholder must be approved by both a majority of the “disinterested directors” (those directors who were directors before the interested shareholder became an interested shareholder or who were recommended for election by a majority of disinterested directors) and by the affirmative vote of the holders of two-thirds of the corporation’s voting shares other than shares beneficially owned by the interested shareholder. These requirements do not apply to affiliated transactions if, among other things, a majority of the disinterested directors approve the interested shareholder’s acquisition of voting shares making such a person an interested shareholder before such acquisition. Beginning three years after the shareholder becomes an interested shareholder, the corporation may engage in an affiliated transaction with the interested shareholder if:

•	the transaction is approved by the holders of two-thirds of the corporation’s voting shares, other than shares beneficially owned by the interested shareholder,

•	the affiliated transaction has been approved by a majority of the disinterested directors or

•

subject to certain additional requirements, in the affiliated transaction the holders of each class or series of voting shares will receive consideration meeting specified fair price and other requirements designed to ensure that all stockholders receive fair and equivalent consideration, regardless of when they tendered their shares.

Control Share Acquisition Statute

Under the Virginia Stock Corporation Act control share acquisitions law, voting rights of shares of stock of a Virginia corporation acquired by an acquiring person or other entity at ownership levels of 20%, 33 1/3%, and 50% of the outstanding shares may, under certain circumstances, be denied. The voting rights may be denied:

•

unless conferred by a special shareholder vote of a majority of the outstanding shares entitled to vote for directors, other than shares held by the acquiring person and officers and directors of the corporation, or

•

among other exceptions, such acquisition of shares is made pursuant to a merger agreement with the corporation or the corporation’s articles of incorporation or by-laws permit the acquisition of such shares before the acquiring person’s acquisition thereof.

If authorized in the corporation’s articles of incorporation or bylaws, the statute also permits the corporation to redeem the acquired shares at the average per share price paid for them if the voting rights are not approved or if the acquiring person does not file a “control share acquisition statement” with the corporation within 60 days of the last acquisition of such shares. If voting rights are approved for control shares comprising more than 50% of the corporation’s outstanding stock, objecting stockholders may have the right to have their shares repurchased by the corporation for “fair value.”

The provisions of the Affiliated Transactions Statute and the Control Share Acquisition Statute are only applicable to public corporations that have more than 300 stockholders. Corporations may provide in their articles of incorporation or bylaws to opt-out of the Control Share Acquisition Statute, but we have not done so.

Limitations on Liability of Officers and Directors

As permitted by the Virginia Stock Corporation Act, our Articles of Incorporation contain provisions that indemnify directors and officers of the company to the full extent permitted by Virginia law and eliminate the personal liability of directors and officers for monetary damages to the company or its stockholders for breach of their fiduciary duties, except to the extent such indemnification or elimination of liability is prohibited by the act. These provisions do not limit or eliminate the rights of the company or any stockholder to seek an injunction or any other non-monetary relief in the event of a breach of a director’s or officer’s fiduciary duty. In addition, these provisions apply only to claims against a director or officer arising out of his role as a director or officer and do not relieve a director or officer from liability if he engaged in willful misconduct or a knowing violation of the criminal law or any federal or state securities law.

In addition, the Articles of Incorporation provide for the indemnification of both directors and officers for expenses incurred by them in connection with the defense or settlement of claims asserted against them in their capacities as directors and officers. This right of indemnification extends to judgments or penalties assessed against them. We have limited our exposure to liability for indemnification of directors and officers by purchasing directors and officers’ liability insurance coverage.

As of November 7, 2007, the company also entered into separate indemnification agreements with each of the current directors namely, Curtis C. Kimbrell, Ronald A. Kaplan, Robert C. Shaffner, N. Martin Stringer, and Eugene I. Davis. These indemnification agreements provide that the company shall hold harmless and indemnify the named individuals to the fullest extent authorized by the company’s Articles of Incorporation and Bylaws and by applicable state laws. These indemnification agreements specifically cover proceedings or losses under the Securities Act of 1933, the Securities Exchange Act of 1934 and any state securities laws. The agreements do not cover willful misconduct or a knowing violation of criminal laws.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, the registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Transfer Agent and Registrar

Since November 2006, we have been using Register and Transfer Company, in Cranford, New Jersey, as transfer agent and registrar for our common stock.

LEGAL MATTERS

The validity of the shares of our common stock offered hereunder will be passed upon for us by Brian D. Bertonneau, Senior Vice President and General Counsel of RoomStore, Inc.

EXPERTS

The financial statements of RoomStore, Inc. for the fiscal years ended February 29, 2008 and February 28, 2007 and the nine month period of June 1, 2005 to February 28, 2006, included in this prospectus and in the Registration Statement have been so included in reliance on the report of BDO Seidman, LLP, an independent registered public accounting firm, appearing elsewhere herein and in the Registration Statement, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act of 1933 with respect to the distribution of our common stock described by this prospectus. This prospectus, which forms part of the registration statement, does not contain all of the information set forth in the registration statement and the exhibits to the registration statement. Some items are omitted in accordance with the rules and regulations of the SEC. For further information about us and our common stock, we refer you to the registration statement and the exhibits to the registration statement filed as part of the registration statement. Statements contained in this prospectus as to the contents of any contract or other document filed as an exhibit are qualified in all respects by reference to the actual text of the exhibit. You may read and copy the registration statement, including the exhibits to the registration statement, at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You can obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains a web site at www.sec.gov, from which you can electronically access the registration statement, including the exhibits to the registration statement.

After the registration statement becomes effective, we will become subject to the full informational filing requirements of the Securities Exchange Act of 1934. We would fulfill our obligations with respect to such requirements by filing periodic reports, proxy statements and other information with the SEC. You can review this information at the SEC’s Public Reference Room or at the SEC’s web site as described above.

INDEX TO FINANCIAL STATEMENTS

ROOMSTORE, INC.

Report of Independent Registered Public Accounting Firm

Board of Directors

RoomStore, Inc.

Richmond, Virginia

We have audited the accompanying balance sheets of RoomStore, Inc. as of February 29, 2008 and February 28, 2007 (restated) and the related statements of operations, changes in stockholders’ equity, and cash flows for the years then ended and the nine months ended February 28, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of RoomStore, Inc. at February 29, 2008 and February 28, 2007 (restated), and the results of its operations and its cash flows for the years then ended and the nine months ended February 28, 2006 in conformity with accounting principles generally accepted in the United States of America.

As described in Note 10, the Company has restated its balance sheet as of February 28, 2007, to reflect certain adjustments to goodwill and liabilities.

Richmond, Virginia

June 30, 2008

ROOMSTORE, INC.

Balance Sheets

As of February 29, 2008 and February 28, 2007

(Dollars in thousands)

		(Restated)
	2008	2007
Assets
Current Assets
Cash and cash equivalents	$2,677	$5,612
Inventories	54,698	51,458
Receivables, net	1,797	1,605
Income taxes receivable	804	—
Prepaid expenses	2,603	2,838
Deferred income taxes	2,917	2,720

Total current assets	65,496	64,233

Property, plant and equipment, net	32,709	29,914
Goodwill	5,543	5,543
Other assets	2,130	1,796

Total Assets	$105,878	$101,486

Liabilities and Stockholders’ Equity
Current Liabilities
Accounts payable	$14,195	$9,059
Accrued liabilities	18,816	20,225
Accrued income taxes	473	1,254
Note payable - credit facility	3,000	—
Mortgage note payable - current portion	67	62
Deferred revenue	6,669	9,239

Total current liabilities	43,220	39,839

Deferred rent	3,804	2,172
Deferred income taxes - non-current	5,034	6,740
Mortgage note payable	2,571	2,638

Total Liabilities	54,629	51,389

Commitments
Stockholders’ Equity
Common stock, $.01 par value, 20,000,000 shares authorized, shares issued and outstanding:
2008 - 9,770,414; 2007 - 9,811,582	98	98
Preferred stock, $.01 par value, 5,000,000 shares authorized, none issued and outstanding	—	—
Additional paid-in capital	46,599	46,206
Retained earnings	4,552	3,793

Total Stockholders’ Equity	51,249	50,097

Total Liabilities and Stockholders’ Equity	$105,878	$101,486

The accompanying notes are an integral part of these financial statements.

ROOMSTORE, INC.

Statements of Operations

Years Ended February 29, 2008 and February 28, 2007

and Nine Months Ended February 28, 2006

(In thousands, except share amounts)

	2008	2007	2006
Net sales	$368,872	$378,165	$279,735
Cost of sales	210,794	220,166	160,486

Gross profit	158,078	157,999	119,249
Selling, general and administrative	156,941	157,594	114,714

Income from operations	1,137	405	4,535
Interest income	171	90	134
Interest expense	(254)	—	—
Other income	604	217	232

Total non-operating income	521	307	366
Income before income taxes	1,658	712	4,901
Income tax expense	899	9	1,811

Net income	$759	$703	$3,090

Basic income per share	$0.08	$0.07	$0.31
Weighted average number of shares outstanding	9,776,761	9,832,707	9,835,000
Diluted income per share	$0.08	$0.07	$0.31
Weighted average number of diluted shares outstanding	9,902,591	9,887,464	9,835,000

The accompanying notes are an integral part of these financial statements.

ROOMSTORE, INC.

Statements of Cash Flows

Years Ended February 29, 2008 and February 28, 2007

and Nine Months Ended February 28, 2006

(In thousands)

	2008	2007	2006
Cash flows from operating activities:
Net income	$759	$703	$3,090
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation and amortization of leasehold improvements	4,448	4,600	3,085
Loss on disposal of property and equipment	288	105	37
Stock option compensation	568	2,689	—
Deferred income tax benefit	(1,902)	(3,325)	(2,753)
Equity in earnings of investee	(172)	(150)	(49)
Change in operating assets and liabilities:
Accounts receivable	(192)	776	3,001
Inventories	(3,240)	(564)	(7,573)
Prepaid expenses	234	83	(140)
Other assets	(162)	1,917	(118)
Deferred revenue	(2,570)	606	(319)
Accounts payable	5,136	(4,961)	6,443
Accrued expenses	223	3,446	2,486
Accrued income taxes	(1,585)	781	652

Net cash provided by operating activities:	1,833	6,706	7,842

Cash flows from investing activities:
Additions to property, plant and equipment	(7,531)	(9,989)	(2,422)

Net cash used in investing activities	(7,531)	(9,989)	(2,422)

Cash flows from financing activities:
Proceeds from credit facility note	16,036	758	211
Payments of credit facility note	(13,036)	(758)	(211)
Proceeds from mortgage payable	—	2,700	—
Payments of mortgage payable	(62)	—	—
Cost of common shares repurchased	(175)	(98)	—

Net cash provided by financing activities	2,763	2,602	—

Net (decrease) increase in cash and cash equivalents	(2,935)	(681)	5,420
Cash and cash equivalents at beginning of period	5,612	6,293	873

Cash and cash equivalents at end of period	$2,677	$5,612	$6,293

Supplemental disclosure of cash flow information:
Taxes paid	$4,386	$2,553	$3,912
Interest received	171	90	134
Interest paid	254	—	—

The accompanying notes are an integral part of these financial statements.

ROOMSTORE, INC.

Statements of Changes in Stockholders’ Equity

Years Ended February 29, 2008 and February 28, 2007

and Nine Months Ended February 28, 2006

(Dollars in thousands)

	Common Stock		Additional Paid-in	Retained	Total Stockholders’
	Shares	Amounts	Capital	Earnings	Equity
Balance - June 1, 2005	9,835,000	$98	$43,615	$—	$43,713
Net income	—	—	—	3,090	3,090

Balance - February 28, 2006	9,835,000	98	43,615	3,090	46,803
Net income	—	—	—	703	703
Fractional shares not distributed	(365)	—	—	—	—
Stock option compensation	—	—	2,689	—	2,689
Common stock retired	(23,053)	—	(98)	—	(98)

Balance - February 28, 2007	9,811,582	98	46,206	3,793	50,097
Net income	—	—	—	759	759
Stock option compensation	—	—	568	—	568
Common stock retired	(41,168)	—	(175)	—	(175)

Balance - February 29, 2008	9,770,414	$98	$46,599	$4,552	$51,249

The accompanying notes are an integral part of these financial statements.

ROOMSTORE, INC.

Notes to Financial Statements

Years Ended February 29, 2008 and February 28, 2007

and Nine Months Ended February 28, 2006

(In thousands, except share amounts)

Note 1, Summary of Significant Accounting Policies

Organization

RoomStore, Inc. (“RoomStore” or the “Company”) is a leading home furnishings and bedding retailer in the United States which operates 69 stores (as of February 29, 2008) located in the states of Pennsylvania, Maryland, Virginia, North Carolina, South Carolina, Alabama, Florida and Texas. The Company also offers its home furnishing through Furniture.com, a provider of internet-based sales opportunities for regional furniture retailers.

Basis of Presentation

The financial statements include all accounts of the Company. All significant inter-division accounts and transactions have been eliminated. The Company’s fiscal year ends on the last day of February. The company applied fresh start accounting as of June 1, 2005, the date that the Chapter 11 reorganization plan was effective (see Note 2).

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all liquid investments with maturity of three months or less when purchased to be cash equivalents. Cash equivalents are stated at cost, which approximates fair value.

Inventories

Merchandise inventories are stated at the lower of cost or market as primarily determined by the average cost method. Inventory includes certain buying, holding, and distribution costs totaling approximately $1,857 at February 29, 2008 and $1,751 at February 28, 2007.

Accounts Receivable

Accounts receivable are primarily comprised of amounts due to the Company from a bank for bank-financed customer sales. Pursuant to an ongoing merchant agreement, HSBC Bank Nevada, NA (“HSBC”) provides the Company with its private label non-recourse revolving credit facilities for credit sales. In addition to the primary HSBC agreement, the Company has non-recourse installment credit agreements with one other credit provider for those customers who do not qualify for credit under the primary HSBC programs. These facilities are accounted for in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 140, Accounting for Transfers and Servicing of Financial Asset and Extinguishment of Liabilities (“SFAS No. 140”). SFAS No. 140 allows the Company to derecognize the trade receivables transferred to non-recourse private label credit providers. A provision for doubtful accounts has been established for accounts retained by the Company that become greater than 90 days past

ROOMSTORE, INC.

Notes to Financial Statements

Years Ended February 29, 2008 and February 28, 2007

and Nine Months Ended February 28, 2006

(In thousands, except share amounts)

due. Generally, accounts on which payments have not been received for six months or on which the Company has received a bankruptcy notice indicating an unsecured position are charged to the allowance for doubtful accounts. Accounts receivable are shown net of the allowance for doubtful accounts of $142 at February 29, 2008 and February 28, 2007.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents. The Company invests its cash and cash equivalents into high credit quality security instruments. Deposits at times exceed Federal Deposit Insurance Corporation insurance limits.

The Company operates 69 stores throughout the Mid-Atlantic and Texas and, therefore, is not dependent on any given industry or business for its customer base and has no significant concentration of customer credit risk.

Property, Plant and Equipment

Property, plant and equipment were stated at their estimated fair value under the principles of “fresh start” accounting on June 1, 2005. Subsequent to the fresh start date, additions, other than capital leases, are recorded at cost and, when applicable, include interest incurred during the construction period. Capital leases are recorded at the lesser of fair value or the discounted present value of the minimum lease payments. Depreciation is computed by the straight-line method. Capital leases and leasehold improvements are amortized by the straight-line method over the shorter of the estimated useful life of the asset or the term of the lease. The estimated useful lives are 3 to 40 years for buildings and building improvements, 3 to 10 years for fixtures, equipment and vehicles, and 3 to 15 years for leasehold improvements. Maintenance and repairs are charged to expense as incurred and improvements are capitalized.

Goodwill

Upon implementation of fresh start accounting as of June 1, 2005, the Company recorded goodwill and therefore is applying provisions of SFAS No. 142, Goodwill and Other Intangible Assets (“SFAS No. 142”). SFAS No. 142 requires that goodwill not be amortized but be tested for impairment on an annual basis, or between annual tests if it is determined that a significant event or change in circumstances warrants such testing. In accordance with the provisions of SFAS No. 142, the Company is comprised of one operating unit, and a comparison of the carrying value of the reporting unit to its fair value is required. If the fair value of the reporting unit is less than its carrying value, a comparison of the fair value of the goodwill to its carrying value is required, and goodwill is considered impaired to the extent its carrying value exceeds its fair value, which could have a material effect on the Company’s operating results and financial position. The Company has noted no impairment as of February 29, 2008 or February 28, 2007 based on its analysis.

ROOMSTORE, INC.

Notes to Financial Statements

Years Ended February 29, 2008 and February 28, 2007

and Nine Months Ended February 28, 2006

(In thousands, except share amounts)

Equity Method Investment

The Company’s 28.75% investment in Creative Distribution Services, LLC (“CDS”), a real estate investment company, is accounted for under the equity method. The Company’s pro-rata share of the income is included in the Statement of Operations in Other Income and was approximately $172 and $150 for the years ended February 29, 2008 and February 28, 2007, respectively, and approximately $49 for the nine months ended February 28, 2006. The Company’s investment in CDS at February 29, 2008 and February 28, 2007 was $1,353 and $1,181, respectively, and is included in Other Assets in the Balance Sheets.

The following is summary financial information for CDS at December 31, 2007 and 2006 and for the twelve months ended December 31, 2007 and 2006, respectively.

	2007	2006
Current assets	$1,889	$1,220
Total assets	5,430	4,728
Current liabilities	181	171
Total liabilities	1,528	1,698
Members’ Equity	3,902	3,030
Income	953	898
Expenses	332	375
Net income	621	523

Self-Insurance

We are self-insured for certain losses related to worker’s compensation, general liability and vehicle claims, and employee health cost claims. Our reserve is developed based on historical claims data and contains an incurred but not reported component. A difference between our estimated and actual experience could result in the need for additional self-insurance expense.

Deferred Rent

Rent allowances, incentives, and other special considerations are amortized into lease expense over the lease term.

Income Taxes

Deferred income taxes are calculated using an asset and liability approach wherein deferred taxes are provided for the tax effects of basis differences for assets and liabilities arising from differing treatments for financial and income tax reporting purposes.

Fair Value of Financial Instruments

The Company’s financial instruments consist of cash, receivables, accounts payable, accrued expenses, credit facility note payable and mortgage note payable. The fair value of the mortgage note payable approximates the carrying value due to the terms of the note and the fair values of the other financial instruments approximate their carrying values due to the short maturity of these financial instruments.

ROOMSTORE, INC.

Notes to Financial Statements

Years Ended February 29, 2008 and February 28, 2007

and Nine Months Ended February 28, 2006

(In thousands, except share amounts)

Revenue Recognition

The Company recognizes revenue from merchandise sales and related service fees upon delivery to the customer. Appropriate provisions are made for returns. In accordance with the provisions of Emerging Issues Task Force Issue (“EITF”) 00-10, Accounting for Shipping and Handling Fees and Costs, the Company recorded delivery fees charged to customers of $15,432 and $15,731 in the net sales and recorded the related delivery costs of $23,144 and $22,703 in cost of sales for the years ended February 29, 2008 and February 28, 2007, respectively. For the nine months ended February 28, 2006, delivery fees charged to customers were $11,398 and the related delivery costs were $16,526.

Deferred Revenue

Deferred revenue represents undelivered merchandise sales. This revenue will be recognized when the furniture is delivered to the customer.

Warranty fee income is deferred and recognized over the period that the anticipated cost of warranty-required repairs are expected to be incurred based on historical trends in accordance with FASB Technical Bulletin No. 90-1, Accounting for Separately Priced Extended Warranty and Product Maintenance Contracts. The periods covered under the warranties range from three to five years. Deferred warranty revenue is included in the accrued liabilities line on the balance sheet and totaled $2,517 and $2,152 at February 29, 2008 and February 28, 2007, respectively.

Advertising Expense

Advertising costs, which include newspaper, circulars, radio, television, and other media, are expensed the first time advertising takes place. The total amount of prepaid advertising costs included in other current assets was $147 and $39 at February 29, 2008 and February 28, 2007, respectively. The Company charged $26,708 and $27,830 to advertising expense for the years ended February 29, 2008 and February 28, 2007, respectively, and $21,038 for the nine months ended February 28, 2006.

Stock-Based Compensation

Effective March 1, 2006, the Company adopted the provisions of SFAS No. 123, Accounting for Stock-Based Compensation (“SFAS No. 123”) as revised by SFAS No. 123(R), Share-Based Payment (“SFAS No. 123(R)”). There was no cumulative effect upon adopting SFAS No. 123(R) as the Company did not have any stock-based awards outstanding prior to the effective date. Under SFAS No. 123(R), the Company began recognizing the compensation cost related to all share-based payments granted subsequent to February 28, 2006 based on the grant date estimated fair value. Compensation cost under SFAS No. 123(R) is recognized ratably using the straight-line attribution method over the expected vesting period or to the retirement eligibility date, if less than the vesting period when vesting is not contingent upon any future performance.

ROOMSTORE, INC.

Notes to Financial Statements

Years Ended February 29, 2008 and February 28, 2007

and Nine Months Ended February 28, 2006

(In thousands, except share amounts)

New Accounting Standards

In December 2007, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 141(R), Business Combinations (“SFAS No. 141(R)”), which changes how business combinations are accounted for and will impact financial statements both on the acquisition date and in subsequent periods. SFAS 141(R) is effective for the first annual reporting period beginning on or after December 15, 2008 and will be applied prospectively. The impact of adopting SFAS 141(R) will depend on the nature and terms of future acquisitions.

In December 2007, FASB issued SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements – an amendment of ARB No. 51 (“SFAS No. 160”). SFAS No. 160 changes the accounting and reporting standards for the noncontrolling interests in a subsidiary in consolidated financial statements. SFAS No. 160 recharacterizes minority interests as noncontrolling interests and requires noncontrolling interests to be classified as a component of stockholders’ equity. SFAS No. 160 is effective for the first annual reporting period beginning on or after December 15, 2008 and requires retroactive adoption of the presentation and disclosure requirements for existing minority interests. The Company does not expect the adoption of SFAS No. 160 to have a material impact on its financial statements.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities (“SFAS No. 159”). SFAS No. 159 provides companies with an option to report selected financial assets and liabilities at fair value. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007 with early adoption permitted. The Company does not expect the adoption of SFAS No. 159 to have a material impact on its financial statements.

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements (“SFAS No. 157”). SFAS No. 157 defines fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles and expands disclosures about fair value measurements. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 with earlier application encouraged. The FASB has provided a one-year deferral for the implementation for non-financial assets and liabilities. The Company does not expect the adoption of SFAS No. 157 to have a material impact on its financial statements.

In June 2006, the FASB issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109 (“FIN 48”). FIN 48 clarifies the accounting for uncertain tax positions by prescribing a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 is effective for fiscal years beginning after December 15, 2006 with earlier adoption permitted. In connection with the adoption of FIN 48, the company assessed all tax positions and concluded that they are highly certain and therefore the implementation had no impact on the financial statements.

ROOMSTORE, INC.

Notes to Financial Statements

Years Ended February 29, 2008 and February 28, 2007

and Nine Months Ended February 28, 2006

(In thousands, except share amounts)

Reclassifications

For comparative purposes, certain amounts in the 2006 and 2007 financial statements have been reclassified to conform to the 2008 presentation.

Note 2, Reorganization

On August 16, 2000, HMY RoomStore, Inc. (“RoomStore” or the “Company”), along with its parent Heilig-Meyers Company, Inc. (“HMC”), and certain affiliated entities, together, the “Debtors,” commenced cases under chapter 11 of the Bankruptcy Code in the United States Bankruptcy Court. Subsequent to the Petition Date, RoomStore and the Debtors operated their businesses as debtors in possession. By June 2001, all of the Heilig-Meyers Furniture Stores were closed, and only The RoomStore chain continued operating.

On May 18, 2005, the Bankruptcy Court confirmed the RoomStore’s February 2005 plan of reorganization (the “Plan”), which became effective June 1, 2005 (the “Effective Date”). On the Effective Date, RoomStore issued approximately 9,835,000 shares of Common Stock to the Unsecured Claims Reserve which were then distributed from the Reserve to 731 initial holders in November 2006 in accordance with the terms of the Plan, resulting in approximately $64.4 million in liabilities being discharged.

The Company has accounted for the reorganization by using the principles of fresh start accounting, as required by Statement of Position 90-7, Financial Reporting by Entities in Reorganization Under Bankruptcy Code (“SOP 90-7”). The Company was required to adopt fresh start reporting because the holders of the existing voting shares immediately prior to filing and confirmation of the Plan received less than 50% of the voting shares of the emerging entity and its reorganization value was less then the total of its post-petition liabilities and allowed claims. Under the principles of fresh start accounting, the Company’s total assets were recorded at their assumed reorganization value, with the reorganization value allocated to identifiable tangible assets on the basis of their estimated fair value.

The reorganization value of the Company was determined based on a discounted cash flow analysis utilizing cash flow projections from the Company’s five-year business plan including a terminal value. The reorganization value was allocated to the Company’s tangible and identifiable intangible assets in conformity with the procedures specified by SFAS No. 141 and liabilities were recorded at their net present values. The Company obtained a fair market valuation to value its property and equipment. Inventory and certain software were valued at estimated replacement cost. The excess reorganization value not attributable to specific tangible or identified intangible assets was recorded as goodwill in accordance with SOP 90-7 and SFAS No. 141. The adjustments made are summarized in the table below.

ROOMSTORE, INC.

Notes to Financial Statements

Years Ended February 29, 2008 and February 28, 2007

and Nine Months Ended February 28, 2006

(In thousands, except share amounts)

As a result of the implementation of fresh start accounting, the financial statements of the Company after consummation of the plan are not comparable to the Company’s financial statement of prior periods.

	Pre-Confirmation June 1, 2005	Adjustments to Record Plan of Reorganization	Fresh Start Fair Value Adjustments	Reorganized Balance Sheet June 1, 2005
	(Unaudited)	(Unaudited)	(Unaudited)
Assets
Current Assets
Cash and cash equivalents	$873	$—	$—	$873
Inventories	43,455	—	—	43,455
Receivables, net	5,382	—	—	5,382
Prepaid expenses	2,780	—	—	2,780
Deferred income taxes	—	—	1,091	1,091

Total current assets	52,490	—	1,091	53,581

Property, plant and equipment, net	22,768	—	2,427	25,195
Goodwill	—	—	5,543	5,543
Other assets	3,397	—	—	3,397

Total Assets	$78,655	$—	$9,061	$87,716

Liabilities and Stockholders’ Equity
Current Liabilities
Accounts payable	$7,577	$—	$—	$7,577
Accrued liabilities	16,465	—	—	16,465
Deferred revenue	8,952	—	—	8,952

Total current liabilities	32,994	—	—	32,994

Deferred income taxes - non-current	(676)	—	11,685	11,009
Liabilities subject to compromise	64,442	(64,442)	—	—

Total Liabilities	96,760	(64,442)	11,685	44,003

Stockholders’ Equity
Common stock	1	(1)	98	98
Additional paid-in capital	—	—	43,615	43,615
Retained earnings	(18,106)	64,443	(46,337)	—

Total Stockholders’ Equity	(18,105)	64,442	(2,624)	43,713

Total Liabilities and Stockholders’ Equity	$78,655	$—	$9,061	$87,716

ROOMSTORE, INC.

Notes to Financial Statements

Years Ended February 29, 2008 and February 28, 2007

and Nine Months Ended February 28, 2006

(In thousands, except share amounts)

Note 3, Property, Plant and Equipment

Property, plant and equipment consists of the following at February 29, 2008 and February 28, 2007:

	2008	2007
Land and buildings	$12,421	$9,290
Fixtures, equipment and vehicles	7,629	5,953
Leasehold improvements	23,212	18,015
Construction in progress	650	3,572

	43,912	36,830
Accumulated depreciation	(11,203)	(6,916)

Property, plant and equipment, net	$32,709	$29,914

Note 4, Accrued Liabilities

Accrued liabilities consists of the following at February 29, 2008 and February 28, 2007:

	2008	2007
Accrued compensation and benefits	$3,172	$4,375
Deferred warranty revenue	2,517	2,152
Mattress warranty reserve	857	875
Customer deposits	4,528	4,740
Sales tax payable	2,230	2,134
Other accrued liabilities	5,512	5,949

	$18,816	$20,225

The Company offers a mattress warranty on all of its bedding products and records a liability based on estimated costs to replace or repair the products based on historical trends. The periods covered under the warranties range from six to twenty years with the majority having a ten-year warranty.

ROOMSTORE, INC.

Notes to Financial Statements

Years Ended February 29, 2008 and February 28, 2007

and Nine Months Ended February 28, 2006

(In thousands, except share amounts)

Activity in the mattress warranty reserve is summarized as follows for the years ended February 29, 2008 and February 28, 2007 and for the nine months ended February 28, 2006:

	2008	2007	2006
Beginning balance	$875	$751	$734
Additions to reserve	596	734	389
Expenses and claims paid	614	610	372

Ending balance	$857	$875	$751

Note 5, Credit Arrangements

On June 1, 2005, the Company entered into a five-year, $35,000 revolving credit facility (“Revolver”) with Bank of America secured by all assets of the Company. Our borrowing availability under the credit facility fluctuates, based on specified adjustments, and during the year ended February 29, 2008, it ranged from approximately $16 million to $25 million. If our actual borrowings exceed a certain amount, then Bank of America will impose a number of conditions which would limit our independence and require the bank’s consent for certain operating decisions. The agreement may limit or restrict, among other things, our ability to (i) incur additional indebtedness, (ii) pay dividends or make other payments, (iii) consummate future asset sales or acquisitions, (iv) enter into future transactions with affiliates, or (v) merge, consolidate or sell, assign, transfer, lease, convey, or otherwise dispose of all or substantially all of our assets.

Amounts available under the facility are reduced by outstanding letters of credit, which were approximately $3,079 at February 29, 2008. Interest rates under the Revolver are variable based on the Bank’s base rate (i.e. Prime). Within the credit facility, the Company has the option to enter into up to five fixed maturity loans with interest calculated at LIBOR plus 1.5%. At February 29, 2008, there were $3,000 of outstanding borrowings under a fixed maturity LIBOR loan at an interest rate of 4.59% and a maturity date of May 12, 2008. No amounts were outstanding under the Revolver at February 28, 2007.

The Company also has a real estate mortgage note payable bearing interest at 7.25% per year with a final balloon payment due on July 1, 2016. The principal unpaid balance at February 29, 2008 and February 28, 2007 was $2,638 and $2,700, respectively and is secured by the underlying property. The contractual principal payments for the mortgage note payable in the five fiscal years subsequent to February 29, 2008 are as follows: 2009 - $67, 2010 - $72, 2011 - $77, 2012 - $83 and 2013 - $90.

ROOMSTORE, INC.

Notes to Financial Statements

Years Ended February 29, 2008 and February 28, 2007

and Nine Months Ended February 28, 2006

(In thousands, except share amounts)

Note 6, Income Taxes

The provision for income taxes consists of the following for the years ended February 29, 2008 and February 28, 2007 and for the nine months ended February 28, 2006:

	2008	2007	2006
Current:
Federal	$1,851	$2,560	$4,037
State	950	774	404

	2,801	3,334	4,441

Deferred:
Federal	(1,622)	(2,919)	(2,391)
State	(280)	(406)	(239)

	(1,902)	(3,325)	(2,630)

Total income tax expense	$899	$9	$1,811

The difference between the federal corporate statutory tax rate and the actual effective income tax rate is primarily due to differences between the estimated state taxes recorded for the provision and the actual state taxes and apportionment factors from the filed returns.

The Company’s deferred tax liability is primarily due to reorganization under Chapter 11.

Deferred tax assets (liabilities) as of February 29, 2008 and February 28, 2007 were as follows:

	2008	(Restated) 2007
Current deferred tax assets (liabilities):
Accrued liabilities	$2,618	$2,449
Inventory related	242	214
Accounts receivable related	57	57

	2,917	2,720

Long-term deferred tax assets (liabilities):
Property, plant and equipment	(6,557)	(7,496)
Leases	1,517	866
Stock options	1,299	1,072
Partnership interests	(1,293)	(1,182)

	(5,034)	(6,740)

Deferred tax liability, net	$(2,117)	$(4,020)

ROOMSTORE, INC.

Notes to Financial Statements

Years Ended February 29, 2008 and February 28, 2007

and Nine Months Ended February 28, 2006

(In thousands, except share amounts)

Note 7, Retirement Plan

The Company has a qualified profit sharing and retirement savings plan, which includes a cash or deferred arrangement under Section 401(k) of the Internal Revenue Code and covers substantially all the Company’s employees. Eligible employees may elect to contribute specified percentages of their compensation to the plan. The Company matches on the first two percent of the employee’s compensation contributed to the plan. The Company will make an additional matching contribution if and to the extent that four percent of the Company’s estimated income before taxes exceeds the two percent dollar-for-dollar match described above. The Company may, at the discretion of its Board of directors, make additional Company matching contributions subject to certain limitations. The plan may be terminated at the discretion of the Board of Directors. If the plan is terminated, the Company will not be required to make any further contributions to the plan and participants will become 100% vested in any Company contributions made to the plan. Contribution expense for the years ended February 29, 2008 February 28, 2007 was $531 and $444, respectively, and was $386 for the nine months ended February 28, 2006.

Note 8, Stockholders’ Equity

Management Incentive Program

The Company has a Stock Incentive Plan (“Incentive Plan”). Under the Incentive Plan, awards can be made in the form of restricted stock, stock options, stock appreciation rights or other stock-based awards. If restricted stock is awarded, up to 983,500 shares are available. If stock options are awarded, up to 1,800,000 options are available. The Board of Directors of the Company (or a committee designated by the Board) is responsible for administering the Incentive Plan. Eligible participants under the Incentive Plan are directors, employees and consultants who are expected to contribute to the growth and profits of the Company.

Stock options to purchase a total of 1,567,034 shares of common stock were granted on March 1, 2006 at a weighted average fair value per share of $2.08. The options will vest over 2 years, with 1/3 of the shares vesting immediately, 1/3 vesting in one year and the remainder vesting in two years. The options expire ten years from the date of grant. The weighted average fair value for these options was estimated at the time of grant using a Black-Scholes option pricing model with the following weighted average assumptions: risk-free interest rate of 4.26%, expected life in years of 5.5 years, expected volatility of 40% and expected dividend yield of 0%. In accordance with SFAS No. 123(R), compensation expense of $568 and $2,689 related to this option grant was recorded in the statement of operations for the years ended February 29, 2008 and February 28, 2007, respectively with a corresponding increase to additional paid-in capital. The related income tax benefit of $227 and $1,072 was also recognized.

At February 29, 2008, all 1,567,034 option shares were outstanding and 1,044,689 option shares were exercisable at an exercise price of $4.76 per share. There were 522,345 unvested stock options which would become exercisable on March 1, 2008 and there is no unrecognized compensation expense remaining. There were 232,966 shares available for future grant.

ROOMSTORE, INC.

Notes to Financial Statements

Years Ended February 29, 2008 and February 28, 2007

and Nine Months Ended February 28, 2006

(In thousands, except share amounts)

Stock Split

Following approval by a majority of the stockholders, the Company initiated a reverse 1-for-500 stock split followed by forward 500-for-1 stock split of the Company’s common stock on March 29, 2007 to stockholders of record as of February 9, 2007. The Company paid cash to any stockholder holding less than one share of stock after the reverse stock split at $4.25 per share for each share they held immediately prior to the reverse stock split. Stockholders holding 500 or more shares prior to the reverse stock split continue to hold the same number of shares following the reverse-forward stock split. This transaction reduced the number of outstanding common shares by 35,046 shares and decreased stockholders’ equity by $149.

Earnings per Share

The following table sets forth the computation of basic and diluted earnings per share for the year ended February 29, 2008, the year ended February 28, 2007 and the nine months ended February 28, 2006:

	2008	2007	2006
Numerator:
Net income for basic and diluted earnings per share	$759	$703	$3,090

Denominator:
Weighted average shares for basic earnings per share	9,776,761	9,832,707	9,835,000
Effect of dilutive securities for employee stock options	125,830	54,757	—

	9,902,591	9,887,464	9,835,000

Basic earnings per share	$0.08	$0.07	$0.31

Diluted earnings per share	$0.08	$0.07	$0.31

Registration Rights Agreement

In connection with the approval of the bankruptcy plan, on June 1, 2005, the Company entered into a registration rights agreement, which granted certain rights to future holders RoomStore common stock, namely the Heilig-Meyers Liquidation Trust (“Trust”). The Trust was issued 7,006,520 shares of RoomStore common stock on November 15, 2006. Pursuant to the terms of the registration rights agreement, the Company is obligated to register such shares under the

ROOMSTORE, INC.

Notes to Financial Statements

Years Ended February 29, 2008 and February 28, 2007

and Nine Months Ended February 28, 2006

(In thousands, except share amounts)

Securities Act of 1933 upon request by the Trust. The Trust may request in writing that we register all or some of the shares subject to registration rights, but no less than 10% of the total shares, by filing a registration statement under the Securities Act.

Note 9, Commitments

Leases

The Company has entered into noncancelable lease agreements with initial terms ranging from 1 to 25 years for certain stores and warehouses. Certain leases include renewal options ranging from 1 to 10 years that may be exercised at the Company’s option. Most of the leases are net leases, under which the lessee pays its proportionate share of the taxes, insurance and maintenance costs. Leases containing escalation clauses are expensed on a straight-line basis over the term of the lease.

Future minimum lease payments under operating leases having initial or remaining noncancelable lease terms in excess of one year as of February 29, 2008 are as follows:

Fiscal Years	Amount
2009	$22,992
2010	19,932
2011	17,815
2012	16,278
2013	14,292
Thereafter	45,247

$136,556

Rent expense was $24,937and $22,580 for the years ended February 29, 2008 and February 28, 2007, respectively, and was $15,381 for the nine months ended February 28, 2006.

Commitments

In connection with the Plan (Note 2), RoomStore delivered to the Debtors a commitment to provide funding of up to $2,000, in the aggregate, to pay for any of the costs of administration of the bankruptcy cases of the Debtors (the “Contingent Funding Commitment”). The Contingent Funding Commitment (or any unused portion thereof) shall expire and be forever unenforceable (i) if not called upon prior to the third anniversary of the effective date unless otherwise extended and/or terminated by any of the Debtors, in its sole discretion, or (ii) in the event the Debtors have available cash of at least $3,500 on the effective date of the plan of reorganization following establishment of reserves for all claims entitled to priority under section 507 of the Bankruptcy Code. RoomStore believes that such funding is only “Reasonably Possible” as defined in SFAS No. 5, Accounting for Contingencies, and therefore this amount is not recorded as a liability.

ROOMSTORE, INC.

Notes to Financial Statements

Years Ended February 29, 2008 and February 28, 2007

and Nine Months Ended February 28, 2006

(In thousands, except share amounts)

The Contingent Funding Commitment expired unused on May 31, 2008, the third anniversary of the effective date.

Note 10, Restatement

The Company has restated certain previously reported Balance Sheet balances in accordance with SFAS No. 154, Accounting Changes and Error Corrections. The restatement results from an adjustment to the treatment of certain assets and liabilities at emergence on June 1, 2005. The adjustments include a reduction in the beginning balance accrued for unused vacation time and the recognition of potential tax liabilities associated with certain Low Income Housing Partnerships transferred to RoomStore prior to emergence. The restatements have the following effects on the Balance Sheet as of February 28, 2007. The adjustments had no impact on the previously reported net income or cash flows.

	February 28, 2007
	As Previously Reported	As Restated
Deferred income taxes	$2,923	$2,720
Goodwill	5,117	5,543
Accrued expenses	22,908	22,397
Accrued income taxes	1,310	1,254
Deferred income taxes - non-current	5,950	6,740

ROOMSTORE, INC.

Balance Sheets

As of November 30, 2008 and February 29, 2008

(In thousands except share amounts)

	November 30, 2008	February 29, 2008
	(Unaudited)
Assets
Current Assets
Cash and cash equivalents	$498	$2,677
Inventories	50,327	54,698
Receivables, net	3,636	1,797
Income taxes receivable	3,307	804
Prepaid expenses	2,646	2,603
Deferred income taxes	2,853	2,917

Total current assets	63,267	65,496

Property, plant and equipment, net	32,760	32,709
Goodwill	—	5,543
Other assets	2,370	2,130

Total Assets	$98,397	$105,878

Liabilities and Stockholders’ Equity
Current Liabilities
Accounts payable	$11,210	$14,195
Accrued liabilities	19,821	18,816
Accrued income taxes	—	473
Note payable - credit facility – current portion	3,000	3,000
Mortgage note payable - current portion	71	67
Deferred revenue	6,397	6,669

Total current liabilities	40,499	43,220

Deferred rent	4,032	3,804
Deferred income taxes - non-current	4,097	5,034
Note payable – credit facility	7,283	—
Mortgage note payable	2,517	2,571

Total Liabilities	58,428	54,629

Commitments
Stockholders’ Equity
Common stock, $.01 par value, 20,000,000 shares authorized, 9,770,414 shares issued and outstanding	98	98
Preferred stock, $.01 par value, 5,000,000 shares authorized, none issued and outstanding	—	—
Additional paid-in capital	46,599	46,599
Retained earnings (deficit)	(6,728)	4,552

Total Stockholders’ Equity	39,969	51,249

Total Liabilities and Stockholders’ Equity	$98,397	$105,878

The accompanying notes are an integral part of these financial statements.

ROOMSTORE, INC.

Statements of Operations

Nine Months Ended November 30, 2008 and 2007

(In thousands except share amounts)

(Unaudited)

	2008	2007
Net sales	$245,754	$281,168
Cost of sales	143,294	160,233

Gross profit	102,460	120,935
Selling, general and administrative	111,785	118,969
Impairment of goodwill	5,543	—

Total operating expenses	117,328	118,969
Income (loss) from operations	(14,868)	1,966
Interest income	19	171
Interest expense	(297)	(146)
Other income	62	272

Total non-operating income (expense)	(216)	297
Income (loss) before income taxes	(15,084)	2,263
Income tax expense (benefit)	(3,804)	899

Net income (loss)	$(11,280)	$1,364

Basic income (loss) per share	$(1.15)	$0.14
Weighted average number of shares outstanding	9,770,414	9,778,861
Diluted income (loss) per share	$(1.15)	$0.14
Weighted average number of diluted shares outstanding	9,770,414	9,911,627

The accompanying notes are an integral part of these financial statements.

ROOMSTORE, INC.

Statements of Cash Flows

Nine Months Ended November 30, 2008 and 2007

(In thousands)

(Unaudited)

	2008	2007
Cash flows from operating activities:
Net (loss) income	$(11,280)	$1,364
Adjustments to reconcile net income (loss) to cash provided by (used in) operating activities:
Depreciation and amortization of leasehold improvements	3,685	3,278
Impairment of goodwill	5,543	—
Loss on disposal of property and equipment	226	172
Stock option compensation	—	426
Deferred income tax benefit	(873)	(1,599)
Change in operating assets and liabilities:
Accounts receivable	(1,839)	535
Inventories	4,371	(5,913)
Prepaid expenses	(43)	(308)
Other assets	(240)	(151)
Deferred revenue	(272)	(1,156)
Accounts payable	(2,985)	4,290
Accrued expenses	1,233	1,490
Accrued income taxes	(2,976)	(1,167)

Net cash (used in) provided by operating activities:	(5,450)	1,261

Cash flows from investing activities:
Additions to property, plant and equipment	(3,962)	(6,342)

Net cash used in investing activities	(3,962)	(6,342)

Cash flows from financing activities:
Proceeds from credit facility note	48,463	—
Payments of credit facility note	(41,180)	—
Payments of mortgage payable	(50)	(46)
Cost of common shares repurchased	—	(149)

Net cash provided by (used in) financing activities	7,233	(195)

Net (decrease) increase in cash and cash equivalents	(2,179)	(5,276)
Cash and cash equivalents at beginning of period	2,677	5,612

Cash and cash equivalents at end of period	$498	$336

Supplemental disclosure of cash flow information:
Taxes paid	$46	$3,665
Interest received	19	171
Interest paid	297	146

The accompanying notes are an integral part of these financial statements.

ROOMSTORE, INC.

Statements of Changes in Stockholders’ Equity

Nine Months Ended November 30, 2008

(Dollars in thousands)

(Unaudited)

	Common Stock		Additional Paid-in	Retained	Total Stockholders’
	Shares	Amounts	Capital	Earnings	Equity
Balance - March 1, 2008	9,770,414	$98	$46,599	$4,552	$51,249
Net loss	—	—	—	(11,280)	(11,280)

Balance - November 30, 2008	9,770,414	$98	$46,599	$(6,728)	$39,969

The accompanying notes are an integral part of these financial statements.

ROOMSTORE, INC.

Notes to Financial Statements

Nine Months Ended November 30, 2008 and 2007

(In thousands, except share amounts)

Note 1, Summary of Significant Accounting Policies

Organization

RoomStore, Inc. is a leading home furnishings and bedding retailer in the United States which operates 70 stores (as of November 30, 2008) located in the states of Pennsylvania, Maryland, Virginia, North Carolina, South Carolina, Alabama, Florida and Texas. The Company also offers its home furnishing through Furniture.com, a provider of internet-based sales opportunities for regional furniture retailers.

Basis of Presentation

The financial statements include all accounts of the Company. All significant inter-division accounts and transactions have been eliminated. The Company’s fiscal year ends on the last day of February. The accompanying unaudited financial statements have been prepared in accordance with accounting principles generally accepted in the United States for interim financial information. They do not include all information and notes required by generally accepted accounting principles for complete financial statements. These statements should be read in conjunction with the Audited Financial Statements and notes thereto for the year ended February 29, 2008 included elsewhere in this document. In the opinion of management, all adjustments (which except for the impairment of goodwill, consisted of normal and recurring adjustments) considered necessary for a fair presentation of this information have been reflected. Due to the seasonal nature of our business, operating results for the interim periods are not necessarily indicative of results for a full year. Certain prior year amounts have been reclassified to conform to the current year presentation.

Note 2, Accrued Liabilities

Accrued liabilities consists of the following at November 30, 2008 and February 29, 2008:

	November 30, 2008	February 29, 2008
Accrued compensation and benefits	$2,902	$3,172
Deferred warranty revenue	2,416	2,517
Mattress warranty reserve	857	857
Customer deposits	4,278	4,528
Sales tax payable	1,884	2,230
Other accrued liabilities	7,484	5,512

	$19,821	$18,816

ROOMSTORE, INC.

Notes to Financial Statements

Nine Months Ended November 30, 2008 and 2007

(In thousands, except share amounts)

Note 3, Credit Arrangements

On June 1, 2005, the Company entered into a five-year, $35,000 revolving credit facility secured by all assets of the Company. Amounts available under the facility are reduced by outstanding letters of credit, which were approximately $2,369 at November 30, 2008. Interest rates under the Revolver are variable based on the Bank’s base rate (i.e. Prime). Within the credit facility, the Company has the option to enter into up to five fixed maturity loans with interest calculated at LIBOR plus 1.5%. At November 30, 2008, there were $3,000 of outstanding borrowings under a fixed maturity LIBOR loan at an interest rate of 2.95% and a maturity date of May 12, 2009. There was also an additional $7,283 in borrowings outstanding under the variable rate portion of the credit facility at November 30, 2008, which is due no later than May 31, 2010 but may be repaid earlier.

Note 4, Earnings per Share

The following table sets forth the computation of basic and diluted earnings (loss) per share for the nine months ended November 30, 2008 and 2007:

	2008	2007
Numerator:
Net income (loss) for basic and diluted earnings per share	$(11,280)	$1,364

Denominator:
Weighted average shares for basic earnings per share	9,770,414	9,778,861
Effect of dilutive securities for employee stock options	—	132,766

	9,770,414	9,911,627

Basic earnings (loss) per share	$(1.15)	$0.14

Diluted earnings (loss) per share	$(1.15)	$0.14

Due to the net loss for the nine months ended November 30, 2008, no potentially dilutive shares were included in the loss per share calculation as including such shares would be anti-dilutive.

Note 5, Impairment of Goodwill

Consistent with the impairment indicators related to the weakness in the retail market and furniture market in particular, the Company has experienced a prolonged decline in its market capitalization as compared to its book value. The Company performed its annual assessment of goodwill impairment as of November 30, 2008. The first step of the goodwill impairment test was performed and it was determined that the fair value of the Company’s reporting unit was less

ROOMSTORE, INC.

Notes to Financial Statements

Nine Months Ended November 30, 2008 and 2007

(In thousands, except share amounts)

than its carrying value. The second step of the impairment test was then performed which involves calculating the implied fair value of the goodwill by allocating the fair value of the Company to all of the assets and liabilities other than goodwill (including both recognized and unrecognized intangible assets) and comparing it to the carrying amount of goodwill. The Company concluded that the goodwill had no implied fair value and the entire carrying value of $5,543 was written off as of the end of the 3rd quarter of fiscal year 2009.

The amount of the goodwill deductible for tax purposes was $0 at the time of the June 1, 2005 revaluation for emergence; therefore none of the write-off is tax deductible for FY 09 or future periods.

Note 6, Subsequent Event

In November 2008, the Company formed a limited liability company, Mattress Discounters Group, LLC (“MDG”), for the purpose of purchasing certain assets from the bankrupt Mattress Discounters Corporation. The Company owns 75% of MDG; an individual investor owns the remaining 25%. On December 5, 2008, MDG purchased certain assets from the bankrupt Mattress Discounters Corporation. MDG paid approximately $4 million for the designated assets (primarily inventory) of Mattress Discounters Corporation. MDG also assumed 73 property leases and 9 executory contracts. MDG is currently operated by a small number of executives and managers. The Company provides certain services to MDG (accounting, human resources and payroll, distribution and delivery, and other services) under a management services agreement. The minority interest related to MDG will be recorded in accordance with SFAS 160 starting with the fiscal year beginning on March 1, 2009.

PART II – INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution

The following table sets forth all fees and expenses payable by RoomStore, Inc. (the “Company”) in connection with the issuance and distribution of the securities being registered hereby (other than underwriting or broker-dealer discounts and commissions, which will be payable by the distributing stockholder). Except for the SEC registration fee, all of the amounts shown are estimates.

SEC registration fee		$1,822
Printing and engraving expenses*
Accounting fees and expenses*
Legal fees and expenses*
Blue sky fees and listing expenses*
Miscellaneous fees and expenses*
Total	$

*	To be completed by amendment.

Item 14.	Indemnification of Directors and Officers

The officers and directors of the Company are indemnified as provided by the Virginia law, the Company’s articles of incorporation and by agreement.

The Company is a corporation organized under the laws of the Commonwealth of Virginia. Chapter 9 of Title 13.1 of the Code of Virginia provides for both mandatory and permissive indemnification of directors and officers who act in good faith and in the best interest of a Virginia corporation. (See Virginia Code §13.1-697, §13.1-698 and §13.1-702).

The Amended and Restated Articles of Incorporation (approved by the Virginia State Corporation Commission as of May 25, 2005) also provides for the indemnification and defense of any director or officer acting on behalf of the company, except in cases of willful misconduct or a knowing violation of any state or federal securities law.

As of November 7, 2007, the company also entered into separate indemnification agreements with each of the current Directors namely, Curtis C. Kimbrell, Ronald A. Kaplan, Robert C. Shaffner, N. Martin Stringer, and Eugene I. Davis. These indemnification agreements provide that the company shall hold harmless and indemnify the named individuals to the fullest extent authorized by the company’s Articles of Incorporation and Bylaws and by applicable state laws. These indemnification agreements specifically cover proceedings or losses under the Securities Act of 1933, the Securities Exchange Act of 1934 and any state securities laws. The agreements do not cover willful misconduct or a knowing violation of criminal laws.

Item 15.	Recent Sales of Unregistered Securities.

On August 16, 2000, the Company, along with its then parent company Heilig-Meyers Company, Inc. (“HMC”), and certain affiliated entities, commenced cases under chapter 11 of the Bankruptcy Code in the United States Bankruptcy Court for the Eastern District of Virginia, Richmond Division (the “Bankruptcy Court”). On May 18, 2005, the Bankruptcy Court confirmed the Company’s February 2005 plan of reorganization (the “Plan”), which became effective June 1, 2005 (the “Effective Date”). The Plan directed the Company to issue up to 9,835,000 shares of its common stock to former creditors of the Company and HMC. On the Effective Date, the Company issued 9,835,000 shares of its common stock to the Unsecured Claims Reserve (as such term is used in the Plan), which shares were then distributed from the reserve to 736 initial holders in November 2006 in accordance with the terms of the Plan. The shares of common stock were issued in reliance on section 1145 of the Bankruptcy Code.

Item 16.	Exhibits and Financial Statement Schedules

The following exhibits are filed as part of this registration statement and this list shall also constitute the Exhibit Index.

Exhibit Number	Description
2.0	Third Amended and Restated Joint Liquidating Plan of Reorganization Proposed by Heilig-Meyers Company, Heilig-Meyers Furniture Company, Heilig-Meyers Furniture Company West, Inc., HMY Star, Inc., and MacSaver Financial Services, Inc., and the Official Committee of Unsecured Creditors.

3.1	Articles of Incorporation of RoomStore, Inc., as amended and restated.

3.2	Bylaws of RoomStore, Inc., as amended and restated.

4.1	Specimen Stock Certificate of RoomStore, Inc.’s common stock, par value $0.01 per share.

5.1	Opinion of Brian D. Bertonneau, counsel for RoomStore, Inc.

10.1	Loan and Security Agreement, dated June 1, 2005, between Bank of America, N.A. and RoomStore, Inc.

10.2	Amended and Restated Credit Card Program Agreement, dated September 1, 2005, by and between HSBC Bank Nevada, N.A. and RoomStore, Inc., as amended.*

10.3	Application and Services Agreement, dated October 7, 2005, by and between Furniture.com, Inc. and RoomStore, Inc.*

10.4	Registration Rights Agreement, dated June 1, 2005, among HMY RoomStore, Inc. and the Heilig-Meyers Liquidation Trust.

10.5	RoomStore, Inc. 2005 Stock Incentive Plan, as amended and restated.

10.6	Form of Nonstatutory Stock Option Agreement under RoomStore, Inc. 2005 Stock Incentive Plan.

10.7	Employment Agreement, dated June 1, 2005, between RoomStore, Inc. and Curtis C. Kimbrell.

10.8	Management Incentive Plan.

10.9	Severance Plan for Executive Employees.

10.10	Supplemental Severance Plan for Senior Executive Employees.

10.11	Form of Indemnity Agreement between RoomStore, Inc. and Directors.

10.12	Operating Agreement for Mattress Discounters Group, LLC.

10.13	Management Services Agreement between RoomStore, Inc. and Mattress Discounters Group, LLC.

23.1	Consent of BDO Seidman, LLP.

23.2	Consent of Brian D. Bertonneau (included in Exhibit 5.1).

24.1	Powers of Attorney (included on the signature page herein).

*	Certain portions of these agreements have been omitted pursuant to a confidential treatment request, which will be filed separately.

Item 17.	Undertakings.

The undersigned Registrant hereby undertakes as follows:

(a) (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement (notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement); and

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:

(A) Each prospectus filed by the Registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(B) Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5) or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii) or (x) for the purpose of providing the information required by Section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which the prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona, fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date.

(b) That, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the “Act”) may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized in the County of Goochland, in the Commonwealth of Virginia, on this 2nd day of April 2009.

ROOMSTORE, INC.

By:	/s/ Curtis C. Kimbrell, III
Curtis C. Kimbrell, III
President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated. Each person whose signature appears below constitutes and appoints Curtis C. Kimbrell, III and Lewis M. Brubaker, Jr., and each of them singly, as his true and lawful attorneys-in-fact and agents, with full power of substitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments or post-effective amendments to this registration statement, hereby ratifying and confirming such person’s signature as it may be signed by said attorneys to any and all amendments.

Signature	Capacity	Date

/s/ Curtis C. Kimbrell, III Curtis C. Kimbrell, III	President, Chief Executive Officer and Director (principal executive officer)	March 31, 2009

/s/ Lewis M. Brubaker, Jr. Lewis M. Brubaker, Jr.	Senior Vice President and Chief Financial Officer (principal financial officer and principal accounting officer)	March 31, 2009

/s/ Robert C. Shaffner Robert C. Shaffner	Chairman of the Board of Directors	March 31, 2009

/s/ Eugene I. Davis Eugene I. Davis	Director	March 31, 2009

/s/ Ronald A. Kaplan Ronald A. Kaplan	Director	March 31, 2009

/s/ N. Martin Stringer N. Martin Stringer	Director	March 31, 2009